NO ACT

PE 12-28-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008931

DIVISION OF
CORPORATION FINANCE

February 12, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-16

Alan L. Dye
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Re: NVR, Inc.
Incoming letter dated December 23, 2015

Dear Mr. Dye:

This is in response to your letters dated December 23, 2015 and February 4, 2016 concerning the shareholder proposal submitted to NVR by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund. We also have received letters on the proponents' behalf dated January 22, 2016 and February 8, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: NVR, Inc.
Incoming letter dated December 23, 2015

The proposal requests that the board amend its "proxy access" bylaw provisions in the manner specified in the proposal.

We are unable to concur in your view that NVR may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that NVR's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that NVR has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that NVR may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-4568
RSIMON@COMPTROLLER.NYC.GOV

February 8, 2016

BY EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NVR Inc.;
Shareholder Proposal submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in brief response to the February 5, 2016 letter (the "Company Reply") sent by outside counsel for NVR Inc. ("NVR" or the "Company") in further support of its December 23, 2015 no-action request under Rule 14a-8(i)(10). We will address just two points, as the balance of the Company Reply adds little that was not already addressed by the Systems' January 22, 2016 letter in opposition.

First, the Company Reply asserts that because Vanguard, JP Morgan and Fidelity do not support 3% proxy access proposals over 5% proposals, there is no broad consensus in favor of 3% (Company Reply at pp. 2-3). Putting aside that most other investors, public companies and investment advisers do now support 3% over 5%, the facts are more nuanced even as to those three advisors. In the case of Vanguard, Vanguard's web posting, "Our proxy voting and engagement efforts: An update," after noting its preference for 5%, disclosed that in at least some cases in the 2015 proxy season, "Based on our evaluation, we voted for 15 shareholder and 11 management proposals to adopt access (**most of which had ownership requirements of less than 5%**). We also engaged with more than 60 recipients of shareholder proposals and urged them to adopt proxy access." *See* about.vanguard.com/vanguard-proxy-voting/update-on-voting/ (emphasis added). As to JP Morgan, its January 21, 2016 Form 8-K,* disclosed that the JP Morgan Board had just

* Available at http://investor.shareholder.com/jpmorganchase/sec.cfm?doctype=Current

voluntarily adopted a 3% proxy access bylaw for the parent company, "after considering a variety of views on proxy access, including. . . views gained through the Firm's extensive engagement with shareholders on the topic." So not only has the parent company of JP Morgan Asset Management joined the 3% corporate consensus, but its doing so raises the question of whether JPAM may also now shift its position on 3% versus 5%, over the coming proxy seasons. Finally, Fidelity, for reasons it does not make public, votes against all proxy access proposals, corporate or shareholder, 5% or 3%, so one cannot say that it is on either side of the 3%/5% question; it is simply an outlier altogether. The general picture of a consensus for 3% over 5% in proxy access thus remains valid. Indeed, Art Crozier, Chairman of Innisfree M&A Inc., a respected advisor to the corporate community, stated in a September webinar that in 2016, "we will probably see several more institutions adopting voting guidelines that are supportive of 3 percent proxy access." www.skadden.com/insights/key-takeaways-proxy-access-latest-developments .

Second, while the 41% vote at NVR in 2015 in favor of a 3% proxy access question certainly fell short of the majority the Systems sought (Company Reply at p. 3), a vote that high in favor creates a distinct possibility that a renewed 3% proposal would attain a majority at NVR's 2016 annual meeting, particularly given the broader consensus since 2015 for a 3% standard. That likelihood is heightened because NVR's 2015 opposition statement upon which shareholders relied has been belied by events. Management had stated in its March 24, 2015 Schedule 14A:

> . . . Fewer than 40 such [proxy access] proposals have gone to a vote over the past three years, with the results providing no obvious conclusions about investor acceptance or preferences, regardless of the terms of the proposals. We understand that proxy access is emerging as an important issue for many shareholders. We therefore believe it is our duty to understand what, if any, market consensus develops regarding proxy access. As a result, we believe that putting any form of proxy access proposal before our shareholders is premature. . . .

(Emphases added). There now are "obvious conclusions about investor acceptance or preferences," and they strongly favor 3% proposals. And although NVR management implied that it would act upon "what, if any, market consensus develops regarding proxy access," it then failed to do so, ignoring the 3% consensus in adopting management's 5% bylaw. NVR shareholders may well decide in 2016 that to enjoy the benefits of that "market consensus," they cannot again rely on management, and must instead now vote for the Systems' renewed 3% Proposal.

For the reasons set forth herein, the Systems again respectfully submit that the Company's request for "no-action" advice under Rule 14a-8(i)(10) should be denied.

Sincerely,



Richard S. Simon

Cc: Alan L. Dye, Esq.
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Michael Garland



Hogan
Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

February 4, 2016

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NVR, Inc. (Commission File No. 001-12378) – Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

We are writing on behalf of NVR, Inc. to respond to the Proponent's letter dated January 22, 2016, in which the Proponent objects to the Company's omission from its 2016 proxy materials of the Proponent's proposal to amend the Company's proxy access bylaw. As described more fully in our letter dated December 23, 2015 (our "Initial Letter"), the Company intends to omit the Proposal in reliance on Rule 14a-8(i)(10) because Section 3.16 of the Company's bylaws already implements the essential objectives of the Proposal. For ease of reference, capitalized terms used in this letter have the same meanings ascribed to them in our Initial Letter.

As discussed in the Initial Letter, Section 3.16 is a carefully balanced provision that addresses in considerable detail a large number of substantive and procedural aspects of proxy access. The Proposal seeks to modify only a few details of Section 3.16 by: (a) reducing the ownership threshold for a shareholder or group of shareholders to be eligible to nominate directors for inclusion in the Company's proxy statement from 5% to 3% of the Company's outstanding capital stock; (b) eliminating the 20-person limit on the number of shareholders that may aggregate their holdings to satisfy the ownership threshold; (c) increasing from three business days to five business days the recall period to which loaned shares may be subject for purposes of the ownership threshold; and (d) eliminating the requirement that shareholders represent that they intend to hold the required minimum number of shares for a period of one year after the annual meeting.

As noted in the Initial Letter, the staff has indicated in numerous no-action letters that a company may exclude a proposal pursuant to Rule 14a-8(i)(10) if it has already addressed the underlying concerns and essential objectives of the proposal, even if the company's actions fall short of fully addressing every aspect of the proposal or impose additional requirements not contemplated by the proposal. *See, e.g., General Electric Company* (avail. Mar. 3, 2015); *Johnson & Johnson* (avail. Feb. 17, 2006); *Masco Corp.* (avail. Mar. 29, 1999). The Proponent's letter suggests that, because Section 3.16 does not contain the precise terms of the Proposal (which, among other things, seeks to modify Section 3.16 to conform the 5% ownership threshold to the 3% threshold contained in the Proponent's proxy access proposal that was resoundingly rejected by the Company's shareholders only last year), it fails to accomplish the essential objective of providing to the Company's shareholders a meaningful and reasonably available form of proxy access. In fact, however, Section 3.16, taken as a whole, provides to shareholders a meaningful right to proxy access on terms that enjoy the support of a large segment of the investment community.

A. Ownership Threshold

The Proponent contends that the views of market participants and the actual outcomes of shareholder votes on proxy access bylaw proposals indicate that a proxy access bylaw with a 5% ownership threshold does not substantially implement a proposal seeking a bylaw with a 3% ownership threshold. However, this assertion is not supported by either (i) the 2015-2016 ISS Global Policy Survey discussed in both the Proponent's letter and our Initial Letter or (ii) the outcome of the shareholder vote on the Proponent's proxy access proposal included in the Company's 2015 proxy statement.

In discussing the results of the 2015-2016 ISS Global Policy Survey, the Proponent focuses on a particular subset of respondents whose views are, according to the survey results, unrepresentative of those of market participants more generally. As noted in our Initial Letter, the ISS survey solicited responses from (i) "investors," consisting of institutional investors, investment managers, asset managers, government- or state-sponsored pension funds, labor union-sponsored pension funds, mutual funds, foundations and endowments, and investor coalitions or consultants, and (ii) "non-investors," consisting of corporate issuers, advisors to companies, academic researchers, issuer organizations and others. Approximately two-thirds of the respondents to the survey were categorized as "non-investors." *See* 2015-2016 ISS Global Policy Survey – Summary of Results, p. 3. In its discussion of the survey, the Proponent focuses only on the "investor" responses. In doing so, the Proponent disregards the views of all "non-investor" respondents, who represent an important, broader and more varied sample of market participants generally. When the ISS survey results are viewed in context, it indeed is "probative" that 28% of "investor" respondents and 86% of "non-investor" respondents indicated that an ownership threshold not exceeding 5% should *not* be considered so problematic as to call into question the board's responsiveness to shareholder demand for a proxy access bylaw.

Further, a review of the published policy and voting guidelines for several prominent institutional investment firms (including Vanguard and Fidelity, two of the Company's largest shareholders) provides evidence that, even within the investor community, there is no consensus among investors (for whom the Proponent purports to speak) that a 3% ownership threshold is more desirable or beneficial to shareholders than a 5% ownership threshold. *See, e.g.*, Vanguard, "Our proxy voting and engagement efforts: An update for the 12 months ended June 30, 2015," available at https://about.vanguard.com/vanguard-proxy-voting/update-on-voting (stating that "Vanguard is most likely to support proxy access proposals that permit a group of shareholders who have held 5% of outstanding shares for at least three years to nominate directors"); J.P. Morgan Asset Management, "Global Proxy Voting Procedures and Guidelines," April 1, 2015, available at https://am.jpmorgan.com/us/en/asset-management/gim/adv/proxy-information (stating that shares generally should be voted for shareholder proposals seeking a proxy access bylaw "as long as the minimum threshold of share ownership is 5%"); Fidelity Investments, "Corporate Governance and Proxy Guidelines," available at https://www.fidelity.com/about-fidelity/fidelity-by-numbers/fmr/proxy-guidelines (stating that "FMR will generally vote against management and shareholder proposals to adopt proxy access"). The ISS survey results, together with the statements of prominent institutional investors such as those noted above, in fact show substantial support across all types of market participants for the view that a 5% ownership threshold is a reasonable ownership threshold for proxy access.

In addition, actual voting outcomes indicate that shareholders do not consider a 3% ownership threshold so "meaningful" that a 5% threshold does not accomplish the essential objectives of proxy access. As the Proponent notes in its letter, in the six instances last year where a shareholder-proposed 3% threshold went "head to head" with a management-proposed 5% threshold, the 3% threshold obtained more "for" votes than the 5% threshold four times, while the 5% threshold prevailed twice. These outcomes hardly suggest that investors support only a 3% threshold. Moreover, and more to the point regarding the Proposal, the Company's shareholders considered the Proponent's proposal in 2015 to adopt a proxy access bylaw with a 3% threshold. The proposal was soundly rejected by a vote of 41% for and 59% against. Notwithstanding the outcome of that vote, following its 2015 annual meeting the Company engaged in a significant outreach effort to ascertain its shareholders' preferences regarding proxy access. Only after carefully evaluating the feedback it received in numerous discussions with significant shareholders did the Company voluntarily adopt the approach to proxy access embodied in Section 3.16. In light of this history, the Company believes that it has already acted favorably upon the subject matter of the Proposal.

B. Other Amendments

The Company believes that the other provisions of Section 3.16 that the Proponent seeks to modify, including the 20-person limit on the number of shareholders who may aggregate their holdings to satisfy the ownership threshold, are reasonable and do not inhibit shareholders' meaningful exercise of the proxy access right. Like any carefully crafted proxy access bylaw, Section 3.16 reflects a balance among the competing concerns of facilitating shareholder access to the Company's ballot, while still enabling the Company to administer an orderly election of directors and safeguarding against the possibility that the process may be used in a disruptive manner to promote certain interest groups to the detriment of shareholders generally. From time to time, the procedural requirements of any company's proxy access bylaw might operate to the disadvantage of a particular shareholder seeking to access the ballot. However, disagreements over immaterial, procedural aspects of a company's detailed and carefully considered proxy access bylaw should not serve as a basis for determining that a company has not adequately addressed the underlying objectives of a shareholder proposal relating to proxy access.

* * * * *

For the reasons stated above, the Company continues to believe that it may exclude the Proposal from its 2016 proxy materials under Rule 14a-8(i)(10). If you have any questions or need additional information, please feel free to contact me at (202) 637-5737.

Sincerely,



Alan L. Dye

Enclosures

cc: Scott M. Stringer (Comptroller, City of New York)
James M. Sack (NVR, Inc.)
Gene Bredow (NVR, Inc.)



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-4568
RSIMON@COMPTROLLER.NYC.GOV

January 22, 2016

BY EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: NVR Inc.;
Shareholder Proposal submitted by the New York City Retirement Systems

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in response to the December 23, 2015 no-action request (the "Company Letter") sent by outside counsel for NVR Inc. ("NVR" or the "Company"). NVR contends that the Systems' proxy access proposal (the "Proposal") may be omitted from the Company's 2016 proxy materials, and seeks confirmation from the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that enforcement action will not be recommended if the Company omits the Proposal.

The Company wrongly seeks to exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(10), on the basis that a 5% proxy access bylaw provides shareholders with substantially the same rights as a 3% bylaw. Yet, the Commission's past guidance and prior no-action letters, together with actual statistical results emerging from the 2015 and 2016 proxy seasons, and a key source relied upon by the Company, show otherwise. Based upon my review of the Proposal, the Company Letter, and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2016 proxy materials. The Systems respectfully request that the Staff deny NVR's request for "no-action" advice.

I. The Systems' 3% Proposal and the Company's 5% Bylaw

The Systems' Proposal states:

RESOLVED: The specified subsections of Article III, Section 3.16 of the Corporation's Bylaws are hereby amended as follows:
(a) Delete "no more than twenty (20)."
(e) Replace "three (3) business days" with "five (5) business days."
(f) Replace "five percent (5%)" with "three percent (3%)"; delete "provided that the number of shareholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose;" and, in paragraph (vii), change "continue to own the Required Shares" to "remain a shareholder."

Put another way, the Proposal's requested amendments to the Company's current 5% proxy access Bylaw 3.16 would reduce that bylaw's required shareholding for the nominating group from 5% to 3%; eliminate the bylaw's 20-person limit on the size of the group; not require the group to continue to hold the full 3% for a year after the election; and allow shares that are lent out under standard securities lending provisions to be counted in the 3%.

II. Discussion

The Company has not met its burden of showing under Rule 14a-8(i)(10) that the Company's 5% Bylaw 3.16 substantially implemented the Systems' 3% Proposal, which, as described above, would make significant changes to that bylaw. The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." ***See*** Securities Exchange Act Release No. 34-12598 (July 7, 1976). Under that Rule, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). By those standards, NVR's request for no-action advice should be denied, as the bylaw with its 5% requirement and other limitations, such as on group size, does not "compare favorably" with the 3% Proposal, which also does not have those further limitations.

A. Under Prior No-Action Advice, the Proposal Has Not been Substantially Implemented

Staff advice that that the Company's 5% bylaw did not substantially implement the Systems' 3% proposal would be entirely in line with the Staff's prior advice in comparable situations. Most notably, the Staff has already advised, in *KSW, Inc.* (March 7, 2012), that under similar circumstances, a 5% proxy access bylaw did not implement a shareholder's 2% proposal. KSW applies fully here, the only difference being the 3% threshold here, rather than *KSW*'s 2%. To quote that important letter in full:

> The proposal seeks to amend KSW's bylaws to require KSW to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or a group of shareholders who beneficially owned 2% or more of KSW's outstanding common stock and to allow shareholders to vote with respect to such nominee.
>
> We note that KSW has adopted a bylaw that allows a shareholder who has owned 5% or more of KSW's outstanding common stock to include a nomination for director in KSW's proxy materials. Given the differences between KSW's bylaw and the proposal, including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials, we are unable to concur that the bylaw adopted by KSW substantially implements the proposal. Accordingly, we do not believe that KSW may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10), which permits the exclusion of a proposal if a company has already substantially implemented the proposal.

Id. We have not found any no-action letter in which the Staff gives advice on this issue different from that in *KSW*. If anything, the broad market movement since then (as described on pp. 5-7 below) to an ownership threshold below 5% for proxy access has only served to reinforce the logic behind the Staff's advice in *KSW*. The Company Letter does not discuss or cite *KSW*.

In other contexts, the Staff has similarly declined to issue no-action advice under Rule 14a-8(i)(10) where a company's bylaws or other actions vary noticeably from what a proposal seeks, including as to percentage requirements, and so would not be deemed to substantially implement it. *See, e.g., Merck & Co.* (March 7, 2012) (proposal asked that holders of 10% of voting power be permitted to call special meeting, whereas, under New Jersey law, Merck was required to hold a special meeting of shareholders only if court so ordered upon a showing of good cause by holders of 10%); *General Dynamics Corp.* (Jan. 24, 2011) (proposal asked that holders of 10% of common shares be permitted to call special meeting, whereas company bylaw required 25%); *Chevron Corp.* (March 24, 2009) (same issue as in *General Dynamics*); *Bank of America Corp.* (Feb. 15, 2013) (proposal requested policy that senior executives must retain a significant percentage of shares (25%) acquired through equity pay programs until retirement age, whereas company's policy called for executive officers to retain at least 50% of the net after-tax shares from future equity awards until the executive officers owned at least 300,000 shares); *The Wendy's Co.* (Feb. 26, 2013) (proposal called for policy whereby vesting of equity awards to senior executives would not be accelerated upon change in control, whereas under existing policy, change in control was simply not sole trigger for vesting).*

The one grant of no-action advice under (i)(10) as to proxy access that the Company cites, *General Electric Co.* (March 3, 2015), had facts quite different from those here, in that the GE bylaw had the same 3% ownership threshold as the shareholder proposal, rather than the 5% here.

---

*The grants of no-action advice cited in the Company Letter (at pp. 4-5) under Rule 14a-8(i)(10) with respect to percentages for special meetings stand in marked contrast. In *General Dynamics Corp.* (Feb. 6, 2009), the proponent failed to specify that a group owning the requested 10% should be permitted to call a special meeting. In *Bank of America Corp.* (Dec. 15, 2010), the company had already amended its bylaws to adopt the 10% requirement that the proponent sought. Here, both in the no-action letters we cite, and in the Systems' Proposal, the proponents were quite specific in what they sought, and the companies failed to match that.

Moreover, the proponent in *GE* apparently submitted no opposition to the no-action request, and so made no arguments that the other differences between the bylaw and the proposal, such as the bylaw's 20-person limit on group size, would be inconsistent with a finding of substantial implementation. Here, those other terms are significant, and further reinforce the view that the NVR 5% bylaw did not substantially implement the Systems' 3% Proposal, because the bylaw imposes significant additional limitations on the exercise of proxy access. Specifically:

1. As explained below (at p. 5), the Company's 20-person limit on the size of the nominating group, which the Proposal would remove, imposes constraints that the Commission had earlier found undesirable for Rule 14a-11, notwithstanding the argument that the Company bases on the snapshot of its current share ownership.
2. The Proposal's requested increase, from 3 business days to 5 business days, in the time within which shares lent out under securities lending programs can be recalled, and still count toward the 3%, is material, too. That is because under the contractual terms and operational constraints of the Systems' securities lending program, and those of certain other institutional investors, 5 days are required to recall shares. See "Stock-Lending Recalls Emerge as Proxy Access Issue," *Financial Times "Agenda,"* (Nov. 15, 2015) (Exhibit A hereto).
3. Finally, the Systems' proposed removal of the bylaw's requirement that the investors agree to hold the full 3% of shares for a year after the meeting would be a significant change, given that it would be a material burden on any investor to agree to be barred from selling much of its position for more than a year into the future.

In sum, based on the face of the 3% proposal and the 5% bylaw, prior Staff no-action advice would strongly support a determination under Rule 14a-8(i)(10) that the Company, by its Bylaw 3.16, has not substantially implemented the Systems' Proposal.

As shown below, a significant body of evidence going beyond the face of those documents also demonstrates that the Company has not substantially implemented the Proposal.

B. The Views and Actions of Regulators and Market Participants Show that a 5% Proxy Access Bylaw Does Not Substantially Implement a 3% Proposal

Quite uniformly, the views expressed by the Commission, investors and proxy advisors (including as cited by NVR), and the actual outcomes of votes and corporate actions, show that the Commission, corporations, advisors, polled investors and shareholders at annual meetings all have seen a 3% proposal as very different from a 5% proposal.

First, as discussed at length in our January 15, 2015 letter to the Division on behalf of the Systems with respect to Rule 14a-8(i)(9) (Exhibit B hereto), the Commission itself, in framing its since-vacated proxy access Rule 14a-11, carefully weighed the empirical evidence and extensive public comment to conclude that a 3% aggregate shareholding requirement, with no limitation on group size, better implemented the aims of proxy access, compared to a 5% requirement and limitations on group size. *See SEC Release No. 34-62764*, "Facilitating Shareholder Director Nominations," (eff. date Nov. 15, 2010) (the "SEC Release"). To quote just two example from our letter, the Commission had stated that 3% was appropriate because it was "not so high as to make use of the rule unduly inaccessible as a practical matter the ability to exercise proxy access":

> We believe that the 3% threshold, while higher for many companies and lower for others than the thresholds advanced in the Proposal, properly balances our belief that Rule 14a-11 should facilitate shareholders' traditional state law rights to nominate and elect directors with the potential costs and impact of the amendments on companies. The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a- 11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.

SEC Release at p. 83. The Commission also rejected a limit on group size, such as stated in the bylaws adopted by NVR and by General Electric (as per the 2015 no-action letter cited above):

> In adopting a uniform 3% threshold for all companies, as opposed to a lower ownership threshold for all companies, we are mindful that the rule will allow shareholders to form a group by aggregating their holdings to meet the ownership threshold. Indeed, as we assumed in the Proposing Release and as some commenters told us, in many cases shareholders will need to form groups to meet the ownership threshold for the purpose of submitting director nominations pursuant to Rule 14a-11. Commenters also pointed to instances of coordinated shareholder activity in recent "vote no" campaigns as support for the ability of shareholders to form groups. We have adopted a number of amendments to our rules that will facilitate the formation of groups for this purpose. . .

SEC Release at p. 87. Based on those points and the other careful reasoning we cited from that Release, the Company's bylaw, key terms of which are at odds with those in the Commission's prior Rule 14a-11, cannot substantially implement a proxy access proposal that closely follows that Rule.

The Company attempts to avoid the impact of the Commission's well-considered concerns about the general ability to meet a 5% threshold (Company Letter at p. 6), by arguing that meeting a higher threshold would be easier here, since a current snapshot of NVR's mutable shareholder list shows many holders of 1% or more of the stock. But a review of NVR shareholdings (spreadsheet, based on figures downloaded from the Bloomberg database, attached as Exhibit C) shows that no more than 11 of the Company's 19 non-insider shareholders of 1% or more had owned their shares for at least 3 years as of the approximate time of the Company Letter, and so could have been counted toward the 3%. More generally, in a volatile stock trading marketplace, no one can predict who will hold what amount of any company's shares in future years. It would thus be sheer guesswork for any company to assert that in the years ahead, a 5% or higher threshold would be just as workable as 3%, based on who happens to own the stock today. That unprovable speculation cannot serve as a basis for a showing of substantial implementation.

Moreover, the key evidence cited by the Company as to investor views on proxy access (2015-2016 ISS Global Policy Survey Summary of Results, dated Sept. 28, 2015, cited in Company Letter at p. 6), clearly states that investors overwhelmingly take a negative view of any proxy access bylaw (such as NVR's) with an ownership threshold over 3%. The ISS Survey asked:

> In the event that a shareholder proposal to provide proxy access receives majority support, and the board adopts proxy access with material restrictions not contained in the shareholder proposal, which types of restrictions should be viewed as problematic

enough to call into question the board's responsiveness and potentially warrant "withhold" or "against" votes for directors?"

As shown below, in the complete table copied from the ISS report, fully 72% of investors responded that "An ownership threshold in excess of 3%" would suffice to raise such a concern:

	Investor	Non-Investor
An ownership threshold in excess of 3%	72%	14%
An ownership threshold in excess of 5%	90%	52%
An ownership duration greater than three years	90%	44%
An aggregation limit of fewer than 20 shareholders	76%	23%
A cap on nominees set at less than 20% of the existing board (rounded down)	79%	25%
More restrictive advance notice requirements	70%	20%
Information disclosures that are more extensive than those required of the company's nominees. by the company, the SEC, or relevant exchanges	80%	39%
Renomination restrictions in the event a proxy access nominee fails to receive a stipulated level of support or withdraws his/her nomination	68%	20%
Restrictions on compensation of access nominees by nominating shareholders	72%	26%

NVR's reference to the ISS Report makes only the unconvincing point (Company Letter at p. 6): that "28% of investor respondents and 86% of non-investor respondents" were not seriously concerned by a threshold that was over 3% but was not over 5%. As the views of 72% of investors are far more probative than those of 28%, the ISS Report should be read as sound evidence that in the eyes of most investors, a 5% bylaw cannot substantially implement a 3% proposal.

Further, as to ISS's own influential views on the subject, the Report states on p. 19, in line with the views of the investors surveyed:

> Currently, ISS will generally recommend in favor of both management and/or shareholder proxy access proposals with the following provisions:
>
> - Ownership threshold: maximum requirement of not more than 3% of the voting power;
>
> * * *
>
> - Aggregation: minimal or no limits on the number of shareholders permitted to form a nominating group...

The empirical evidence of actual company and investor behavior in the past year is even more striking than the helpful Survey evidence, in demonstrating that public companies themselves view a 3% proxy access bylaw, and not a 5% substitute, as reflecting a broad consensus on what would constitute viable proxy access. Specifically, from early 2015 to the present, dozens of public companies, when enacting their own proxy access bylaws or proposing them to shareholders for approval, have overwhelmingly selected 3%, and not 5%, as the appropriate ownership threshold. Specifically, while we have seen several varying datasets, they generally concur that close to 100 companies have now proposed or adopted 3% bylaws, while fewer than 20 had adopted or proposed 5% bylaws. For example, our internal database at the end of 2015 showed 117 company proposals or bylaws at 3%, and only 12 at 5%. That is a very clear sign that public companies themselves see 3%, and not 5%, as the accepted standard for proxy access bylaws.

Investors similarly have given strong support to 3% proposals in the actual votes at annual meetings. That support was detailed in the Systems' June 17, 2015 letter to the Division on the interpretation of Rule 14a-8(i)(9) (Exhibit D hereto). As that letter noted in a table and text:

Voting Results of 2015 NYC Funds Proxy Access Proposals

	NYC Funds Resolutions
Number of companies agreeing to implement proposal before annual meeting vote	6
Total number of proposals voted	59
Percentage of proposals passing	64.41%
Percentage of "near misses" (proposals receiving 45%-49.9%)	18.64%
Total percentage of proposals receiving 45% or higher support	83.05%
Percentage of proposals receiving above 70% support	11.86%
Average level of support for all shareowner proposals	56.62%
Average support for passing proposals	63.46%
Average level of support for failed proposals	44.24%
Average level of support for "competing" board proposals	41.79%

> Six companies agreed with the reform and announced prior to a shareowner vote their intent to adopt proxy access, prompting withdrawals of the proposals. To date, 60 proposals regarding proxy access have been voted upon. Almost two-thirds (64%) have received majority support. The average voting support has been 57%. Seven resolutions (or 12%) have received over 70% support, with the highest receiving 93% and 90%. Of the proposals receiving over 50% support, the average vote as been 63%. Of the resolutions that did not obtain greater than 50% support, 11 proposals (or 19%) have fallen within 5% points of reaching majority (i.e. obtained between 45% and 49.9% support). Remarkably, 83% of proposals received 45% support or above.

Id. As that June 17, 2015 letter further showed, when 3% proposals and 5% proposals went head to head in six instances, shareholders voted overwhelmingly for the 3% proposal in 3 cases, and still gave the 3% proposals a vote within a few points of a majority in the other 3 cases:

Table 3: Votes Received by "Competing" Proxy Access Proposals To-Date in 2015†

Company	Board Proposal	Shareholder Proposal
The AES Corporation	36.17%	**66.36%**
Chipotle Mexican Grill	34.71%	49.86%
CloudPeak Energy	25.92%	**71.12%**
Exelon	**52.58%**	43.60%
SBA Communications	**51.65%**	46.28%
Visteon Corporation	21.15%	**75.67%**

† For purposes of consistency, Table 3 tabulates all vote percentages as the percentage of "yes" votes divided by votes cast. (For this 2016 letter, we have omitted a contest between two 3% proposals at Expeditors International).

Id. In sum, shareholders have given such strong support to 3% proxy access proposals – perhaps leading directly to the current corporate consensus for 3% bylaws over 5% bylaws – that one cannot say that a 5% bylaw could "compare favorably with the guidelines of the [3%] proposal."

For each of the above reasons, the Company's no-action request should be denied

III. Conclusion

For the reasons set forth herein, the Systems respectfully submit that the Company's request for "no-action" advice under Rule 14a-8(i)(10) should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above. Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Alan L. Dye, Esq.
Hogan Lovells US LLP
alan.dye@hoganlovells.com

Michael Garland
NYC Office of the Comptroller

EXHIBIT A

Pages 19 through 22 redacted for the following reasons:
- -
Copyrighted Material Omitted

EXHIBIT B



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-4568
FAX: (212) 669-2884
RSIMON@COMPTROLLER.NYC.GOV

January 15, 2015

BY EMAIL
Keith F. Higgins
Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Whole Foods Market, Inc.* No-Action and Rule 14a-8(i)(9)

Dear Director Higgins:

We write on behalf of the New York City Employees' Retirement System, the Teachers' Retirement System of the City of New York, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively the "NYC Systems"), to join in the January 9, 2015 request of the Council of Institutional Investors (the "CII Letter") that the Division of Corporation Finance reconsider and revise the Staff's interpretation of Rule 14a-8(i)(9) that led to the issuance of no-action advice in *Whole Foods Market, Inc.* (Dec. 1, 2014), so that a company will not be permitted to omit a shareholder's proxy access proposal by reason of submitting a competing proposal.

The NYC Systems have a particular interest in, and exposure to, the issued raised by the *Whole Foods* matter because, in fall 2014, they submitted proxy access proposals to 75 public companies. The NYC Systems' precatory proxy access proposals, similar to that in *Whole Foods*, would enable an individual or group holding 3% of the shares, for 3 years, to nominate 25% of the directors (the "3/3 model"). To date, 17 of those companies have made no-action requests to the Staff, based on the companies' submitting competing proxy access proposals with more stringent terms than the 3/3 model in the NYC Systems' proposal. It is possible that dozens more such no-action requests may follow this proxy season. The outcome of those no-action requests, and thereby the inclusion or exclusion of the NYC Systems' proxy access proposals in those instances, rests upon the resolution of the Rule 14a-8(i)(9) interpretation at issue in *Whole Foods*.

The NYC Systems join in the very valid broad concerns raised by the CII Letter, and by the *Whole Foods* proponent's December 23, 2014 Request for Reconsideration, as to the inapplicability of Rule 14a-8(i)(9) to any precatory shareholder proposals that seek the same broad class of change as management's by-law proposals. But in addition, we note that the special circumstances of proxy access proposals strongly reinforce those concerns here. In particular, when the Commission adopted its 2010 proxy access rule, it undertook careful analysis, both internally and through the public notice and comment process. Although Rule 14a-11 is not now in effect, that process created a unique record as to the impact of various choices on the efficacy of proxy access. *SEC Release No. 34-62764, "Facilitating Shareholder Director Nominations,"* (eff. date Nov. 15, 2010) (the "SEC Release").

That record in the SEC Release shows that competing company proposals on proxy access that vary from the Commission's and NYC's 3/3 model have effects so different from that model that: shareholders will not be confused between the different proposals; the outcome of shareholder votes will yield clear guidance to boards; and to allow exclusion of shareholders' 3/3 proposals under Rule 14a-8(i)(9) would present shareholders not with a company proposal for proxy access, but rather with no meaningful proposal for proxy access.

First, as to the 3% ownership threshold, the Commission determined that 3% was appropriate because it was "not so high as to make use of the rule unduly inaccessible as a practical matter the ability to exercise proxy access":

> We believe that the 3% threshold, while higher for many companies and lower for others than the thresholds advanced in the Proposal, properly balances our belief that Rule 14a-11 should facilitate shareholders' traditional state law rights to nominate and elect directors with the potential costs and impact of the amendments on companies. The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a- 11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.

SEC Release at p. 83.

The Commission further determined that a higher ownership requirement, such as 5%, might render proxy access unviable:

> We are concerned, however, that use of Rule 14a-11 may not be consistently and realistically viable, even by shareholder groups, if the uniform ownership threshold were set at 5% or higher. At the 5% minimum ownership requirement for individuals as advocated by many of those same commenters, only 20% of public companies had even one

> shareholder satisfying that requirement. Finally, even applying a 5% threshold for shareholder groups, the data identify combinations involving five or fewer shareholders that add up to 5% or more as theoretically achievable in as few as 21% of public companies – at least 25% fewer than with a 3% threshold.
>
> All of these data thus suggest that a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting. . .

SEC Release at pp. 88-89 (footnotes omitted).

Importantly, the Commission found that even its 3% requirement made proxy access viable only because the final rule also permitted the formation of a shareholder group to meet the 3% threshold:

> We selected the uniform 3% threshold based upon comments received, our analysis of the data available to us, and the fact that the rule allows for shareholders to form groups to aggregate their holdings to meet the threshold…
>
> * * *
>
> In adopting a uniform 3% threshold for all companies, as opposed to a lower ownership threshold for all companies, we are mindful that the rule will allow shareholders to form a group by aggregating their holdings to meet the ownership threshold. Indeed, as we assumed in the Proposing Release and as some commenters told us, in many cases shareholders will need to form groups to meet the ownership threshold for the purpose of submitting director nominations pursuant to Rule 14a-11. Commenters also pointed to instances of coordinated shareholder activity in recent "vote no" campaigns as support for the ability of shareholders to form groups. We have adopted a number of amendments to our rules that will facilitate the formation of groups for this purpose. . .

SEC Release at pp. 83 and 87 (footnotes omitted).

The Commission also found that a three-year holding period was long enough, but no longer than needed, to assure that only "significant, long-term holders" could make use of proxy access:

> After considering the comments, we have decided to adopt a three-year holding requirement, rather than the proposed one-year requirement.
>
> * * *

> Although two commenters suggested even longer holding periods, we believe that a three year holding period reflects our goal of limiting use of the rule to significant, long-term holders and appropriately responds to commenters' suggestions regarding the length of the holding period. . .

SEC Release at pp. 106-07 (footnotes omitted).

Finally, the Commission determined that a formula for the maximum number of board nominees that effectively limited that number to one director was not appropriate. Accordingly, it set that number as the greater of one director or 25% of the board, explaining:

> We also believe that a lower threshold, such as 10% or 15%, may result in only one shareholder-nominated director at many companies. . .

SEC Release at p. 141.

We have compared the SEC's and the NYC Systems' 3/3 model with the terms presented by the competing proposal of Whole Foods and those of the 17 companies seeking no-action relief as against the NYC Systems' proposal under Rule 14a-8(i)(9). Our review shows that under the Commission's findings in the SEC Release, those competing proposals would have the practical effect of making proxy access unviable:

- Companies typically proposed higher ownership thresholds, most commonly 5%, but ranging up to 9% in the original Whole Foods proposal.
- Companies' proposals typically prohibited the use of shareholder groups to reach the required percentage.
- Companies' proposals typically required a longer ownership period, usually 5 years.
- Companies' proposals typically limited the number of directors to the greater of 1 or 10-15% of the board.
- Companies' proposals typically had not just one, but a combination, of the preceding more difficult requirements.

That summary of companies' competing proposals, when compared to the 3/3 model, and read against the Commission's findings in the SEC Release, indicates that shareholders will be able to perceive and understand sharp differences between the 3/3 model and the companies' unviable proxy access proposals, and boards will be able to understand the shareholders' votes as clear expressions of preferences on proxy access. Moreover, taking the proponent's *Whole Foods* Request for Reconsideration as an early opportunity to correct the application of Rule 14a-8(i)(9) to precatory proxy access proposals will facilitate proper outcomes in dozens more proxy access no-action requests. That action will also ensure that when shareholders get to vote on proxy access, they are presented with at least one proposal that, under the Commission's findings, will actually provide a viable path for shareholders to nominate directors for election to the board. Finally, it will prevent the possibility that in successive years, a company could continue to submit competing proxy access proposals, thereby keeping a shareholder proxy access proposal off the ballot in perpetuity.

Accordingly, we urge the Division of Corporation Finance to reconsider the Rule 14a-8(i)(9) issues in *Whole Foods*, revise the Staff's advice on the no-action request, and thereby aid the correct application of Rule 14a-8(i)(9) to these proxy access proposals.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc:
Hon. Mary Jo White, Chair, U.S. Securities and Exchange Commission
Hon. Luis Aguilar, Commissioner, U.S. Securities and Exchange Commission
Hon. Daniel M. Gallagher, Commissioner, U.S. Securities and Exchange Commission
Hon. Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Hon. Michael S. Piwowar, Commissioner, U.S. Securities and Exchange Commission

EXHIBIT C

NVR Ownership	013-Q1-Positc	13-Q2-Posi	013-Q3-Positc	013-Q4-Posito	2015 Current - Position
Blackrock	494,117	494,117	494,117	494,117	373,755
Vanguard Group	230,266	234,109	224,527	224,258	275,309
Impala Asset Management	134,714	206,516	245,736	174,045	227,683
Pennant Capital Management	259,302	259,302	253,502	245,802	190,052
Wellington Management Group	185,460	186,572	178,695	172,183	158,179
State Street Corp.	235,740	231,748	210,175	198,120	153,957
FMR LLC	81,651	91,744	60,400	117,843	149,647
Ameriprise Financial Group	88,734	99,934	117,007	117,383	92,879
TIAA-CREF	155,558	172,185	129,259	114,740	90,605
Marshfield Associates	51,178	50,303	49,781	48,723	52,180
Bank of NY Mellon	46,673	47,731	44,479	44,989	44,254

EXHIBIT D



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

June 17, 2015

Mr. Keith F. Higgins
Director, Division of Corporate Finance
Securities and Exchange Division
100 F Street, N.E.
Washington, D.C. 20549

Via email: i9review@sec.gov

Re: Interpretation of Rule 14a-8(i)(9)

Dear Director Higgins:

I write on behalf of the New York City Employees' Retirement System, the Teachers' Retirement System of the City of New York, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively the "NYC Systems") in light of the January 16, 2015, announcement that the Division of Corporate Finance (the "Division") would suspend interpretation of Rule 14a-8(i)(9), the "conflicting proposal" provision (or the "Rule"), during the 2015 proxy season and undertake a review of the Rule's application.[1] This letter supplements our letter to the Division of January 15, 2015, on the subject of the application of the Rule to proxy access proposals.

The NYC Systems have approximately $160 billion in assets invested on behalf of 715,000 active and retired New York City employees. As long-term investors in U.S. capital markets, the NYC Systems have an extensive history of advocating governance practices at portfolio companies that we believe will promote sustainable value creation. Rule 14a-8 plays a crucial role in enabling shareowners, such as the NYC Systems, to present to boards and fellow shareowners a proposed reform and to register votes via proxy on other proponents' proposals, thereby enabling boards to gauge shareowner sentiment on suggested reforms. Indeed, many governance practices in the U.S. market have gained traction and subsequent widespread adoption via the Rule 14a-8 process, such as the spread of majority voting standards for director nominees, clawback policies, and annual elections for directors.

[1] Statement from Chair Mary Jo White. January 16, 2015. http://www.sec.gov/news/statement/statement-on-conflicting-proxy-proposals.html. See also Announcement from Division of Corporate Finance. January 16, 2015. http://www.sec.gov/corpfin/announcement/cf-announcement---rule-14a-8i9-no-views.html.

We are grateful for the Division's work to adjudicate no-action requests and we believe there is a role for guidelines to ensure that the shareowner resolution process promotes efficiency, balance, and integrity. We are concerned, however, that prior to the January 16 announcement, the Division's recent broad interpretation of Rule 14a8(i)(9) had denied shareowners the ability to present and vote on proposed reforms and enabled gamesmanship by companies. We therefore welcome the Division's review of the Rule's interpretation.

The Division has the opportunity to consider the voting results of the 2015 proxy season to inform its review. Based on our examination of these results, we believe the Division should define a narrow interpretation of the Rule by which two proposals addressing the same subject should only be viewed as conflicting if they would bind a board to enact incontrovertibly irreconcilable proposals. As the circumstances in which even two binding proposals could truly present a clear conflict are very limited – perhaps, for example an independent chair proposal vs. a combined Chair/CEO proposal – the Staff should avoid the risk of denying investors the right to vote, particularly since the binding-precatory combination effectively eliminates the risk of any harm.

The results of the 2015 proxy season demonstrate that such a narrow interpretation would adhere to the mandate of the Rule, would not result in "directly conflicting" proposals, would not result in "confusing or ambiguous results," and would avoid the specter of gamesmanship in the market. In contrast, a broad interpretation would frustrate the use of private ordering on matters such as proxy access, by preventing shareowners from communicating to management useful information on their preferences. We take each point in turn below.

The Division Has the Authority to Issue an Interpretation Without Notice-And-Comment

The U.S. Supreme Court recently held in *Perez v. Mortgage Bankers Association,* 135 S. Ct. 1199 (Mar. 9, 2015), that the Administrative Procedure Act (APA) exempts agencies issuing interpretive rules from notice and comment requirements. The *Perez* Court underscored that §4 of the APA "specifically exempts interpretive rules from notice-and-comment procedures. Because an agency is not required to use notice-and-comment procedures to issue an initial interpretive rule, it is also not required to use those procedures to amend or repeal that rule." *Id.* at 1200. As the prior views of the Division and its Staff are only interpretations of the Rule, the Division may change its interpretation of the Rule without requiring notice and comment.[2]

NYC Systems' Interest in the Rule

The NYC Systems have a particular interest in an effective and balanced interpretation of the Rule. For the 2015 proxy season, the NYC Systems sponsored 75 precatory shareowner resolutions requesting that portfolio companies adopt bylaws to enable shareowner access to the proxy ("proxy access"). The resolution is modeled on the vacated Securities and Exchange Commission (the "SEC") rule that would have enabled holders of 3% of shares, who have held such shares for at least 3 years, to nominate on the proxy up to 25% of a board. Additional investors filed at least 25 additional proposals based on the same or a substantially similar model. We believe that

[2] The June 10, 2015, letter from five corporate law firms to the Division erroneously asserts that a change in the Division's interpretation of the Rule would be something more than an interpretive rule. That letter did not cite or discuss the U.S. Supreme Court's *Perez* ruling. http://www.sec.gov/comments/i9review/i9review-5.pdf.

had the SEC not suspended issuing advice on the Rule, shareowners would have been denied the ability to vote on many of these resolutions.

Voting results from the 2015 annual meetings, as laid out in Table 1, demonstrate strong market support for proxy access resolutions based on the SEC's 3%/3 year/25% model. Table 1 summarizes voting results on 2015 NYC Systems-sponsored proxy access proposals for which final vote tabulations have been filed with the SEC. (See Appendix A for a full list of voting results.) Voting results on other proponents' proxy access resolutions, which were substantially similar, are largely similar.

Table 1: Voting Results of 2015 NYC Systems Proxy Access Proposals[3]

	NYC Systems Resolutions
Number of companies agreeing to implement proposal before annual meeting vote	6
Total number of proposals voted for which final results are available	59
Percentage of proposals passing	64.41%
Percentage of "near misses" (proposals receiving 45%-49.9%)	18.64%
Total percentage of proposals receiving 45% or higher support	83.05%
Percentage of proposals receiving above 70% support	11.86%
Average level of support for all shareowner proposals	56.62%
Average support for passing proposals	63.46%
Average level of support for failed proposals	44.24%
Average level of support for "competing" board proposals	41.79%

Six companies agreed with the reform and announced prior to a shareowner vote their intent to adopt proxy access, prompting withdrawals of the proposals. To date, we have final voting results for 59 of the 62 proxy access proxy proposals that have been voted upon. Almost two-thirds (64%) have received majority support. The average voting support has been 57%. Seven resolutions (or 12%) have received over 70% support, with the highest receiving 93% and 90%. Of the proposals receiving over 50% support, the average vote as been 63%. Of the resolutions that did not obtain greater than 50% support, 11 proposals (or 19%) have fallen within 5% points of reaching majority (i.e. obtained between 45% and 49.9% support). Remarkably, 83% of proposals received 45% support or above.

Among proposals receiving less than majority support, the average vote remained above 40%, despite board opposition and high insider ownership at several companies. At the two companies that did not oppose the resolutions (*i.e.*, made no recommendation or recommended votes in favor of the resolution), the proposals garnered almost unanimous support: 93% at Apache Corporation and 90% at Republic Services, Inc.

We know of few, if any, other shareowner resolution topics that have garnered the same level of immediate and substantial support and traction among investors as has the 3%/3 year/25% model of the proxy access proposal.

[3] Table 1 summarizes all NYC Systems-sponsored proxy access proposals voted during 2015 for which companies have disclosed vote results in SEC filings as of June 16, 2015.

It is important to note that shareowner support for board-sponsored "competing" proxy access proposals (most with 5% ownership thresholds) has been far more modest, averaging only 42% and failing in the majority of votes. Thus, if the shareowner 3% proposals and the strong vote results on those proposals had been disallowed this season, companies might have erroneously concluded that investor sentiment for proxy access was tepid at best. The shareowner proxy access proposals thus provided valuable information to issuers and investors alike.

***No* shareowners encountered multiple proxy proposals in 2015 that "directly conflicted"**

In 2015, seven companies filed proxy statements that presented to shareowners both a management-sponsored and a shareowner-sponsored proposal for proxy access. None of the seven companies encountered inherently opposing proposals. All seven shareowner proposals, and all but two company proposals, were only advisory in nature.

Table 2: Nature of Proposals When Two Proxy Access Proposals Appeared on 2015 Proxies

Company	Board Proposal	Shareowner Proposal
AES Corporation	Non-binding	Non-binding
Chipotle Mexican Grill	Binding	Non-binding
CloudPeak Energy	Binding	Non-binding
Exelon	Non-binding	Non-binding
Expeditors International	Non-binding	Non-binding
SBA Communications	Non-binding	Non-binding
Visteon Corporation	Non-binding	Non-binding

Thus, each company simply received mostly advisory shareowner feedback on their preferences as to proxy access. Neither shareowners nor managers were confused.

Moreover, of the companies that presented board-sponsored, non-binding proposals, several stated in their proxies that they saw the benefit of presenting two proposals on the same topic in their proxies in order to gauge investor sentiment on the different proxy access models proposed in each. For example, AES Corporation wrote in its 2015 proxy:

> In light of the Stockholder Proxy Access Proposal set forth in Proposal 9 and the considerations addressed in this Proposal 7, ***the Board determined that stockholders should be provided the opportunity to consider alternative provisions under which proxy access may be implemented***. Both the Management Proxy Access Proposal and the Stockholder Proxy Access Proposal are not binding, meaning that approval of either or both will not result in an amendment of the By-Laws. Although the Board could have adopted or proposed for stockholder approval an amendment to the By-Laws to provide for proxy access, the Board determined that any decision to implement the Management Governance Proposals and/or the Stockholder Proposals should be addressed at the same time, after stockholders have had an opportunity to evaluate and vote on the alternative and conflicting terms of those proposals.[4] *(Emphasis added.)*

---

[4] AES Corporation. 2015 Proxy Statement. P. 66.
http://www.sec.gov/Archives/edgar/data/874761/000087476115000014/a2015proxystatement.htm#s348bf3efdd2b420cbf7962af0495e861

Similarly, Exelon wrote in its 2015 proxy:

> ....Accordingly, ***the board believes that shareholders should have the opportunity to consider alternative proxy access proposals.*** ...The board will take into consideration the shareholder vote for and against each proposal and will also seek additional shareholder input on proxy access through Exelon's long-standing program of outreach to its shareholders. If a majority of shares represented at the meeting in person or by proxy and eligible to vote are voted in favor of either proxy access proposal, Exelon intends to bring to a vote at the 2016 annual meeting of shareholders a binding proposal for amendments to Exelon's bylaws to implement some form of proxy access.[5] *(Emphasis added.)*

Visteon Corporation likewise stated:

> ***...[T]he Board determined that stockholders should be provided the opportunity to consider alternative provisions under which proxy access may be implemented.*** ... Although the Board could have submitted a binding proposal for stockholder approval an amendment to the Bylaws to provide for proxy access, the Board determined that any decision to implement proxy access through amendments to the Bylaws should be addressed after stockholders have had an opportunity to evaluate and vote on the alternative and conflicting terms of the Management Proxy Access Proposal and the Stockholder Proxy Access Proposal.[6] *(Emphasis added.)*

The evidence from the season underscores our view, and several companies appear to agree, that two proposals cannot be fundamentally conflicting as long as at least one of the two proposals is non-binding in nature.

Despite the SEC suspension of the Rule, NO companies experienced voting results that were "inconsistent and ambiguous."

Table 3 below details the voting results at each of the seven companies where shareowners voted on two proxy access proposals. In all cases other than Expeditors International, the board proposal required 5% ownership thresholds, among other differing terms. At Expeditors International, the board proposed a 3% ownership requirement for 3 years, but limited the nominating group to no more than twenty shareowners and the slate size to 20% of the board.

The diverse support levels shown in Table 3 indicate that shareowners were not confused in understanding the different proxy access proposals on which they were asked to cast their votes. In no case did both proposals earn a majority vote. In all but one case, one proposal or the other got a clear majority vote, with a margin over the other proposal in excess of 5%. Even in the one very minor exception, Chipotle, the shareowner proposal got a near-majority of 49.86%, compared to management's 39.71%. Those seven Boards face no ambiguity or difficulty interpreting the voting results. Rather, in each case, they simply got clear and valuable information, typically available by no other means, as to what shareowners truly preferred.

---

[5] Exelon Corporation. 2015 Proxy Statement. P 81.
http://www.sec.gov/Archives/edgar/data/1109357/000119312515098237/d876808ddef14a.htm#rom876808_17.
[6] Visteon Corporation. 2015 Proxy Statement. P 52.
http://www.sec.gov/Archives/edgar/data/1111335/000119312515167831/d913720ddef14a.htm#toc913720_20.

Table 3: Votes Received by "Competing" Proxy Access Proposals To-Date in 2015[7]

Company	Board Proposal	Shareowner Proposal
The AES Corporation	36.17%	*66.36%*
Chipotle Mexican Grill	34.71%	49.86%
CloudPeak Energy	25.92%	*71.12%*
Exelon	*52.58%*	43.60%
Expeditors International of Washington	*70.32%*	35.03%
SBA Communications	*51.65%*	46.28%
Visteon Corporation	21.15%	*75.67%*

The prior interpretation of the Rule created a risk of "gamesmanship"

Chair White raised a pivotal point when questioning to what extent the Rule may result in, "unintended consequences and potential misuse of our process."[8] Evidence from the 2015 proxy season reveals that the Rule, as initially interpreted in the Staff's *Whole Foods* no-action advice (Dec. 1, 2014), *withdrawn* (Jan. 16, 2015), creates a risk of gamesmanship by issuers.

Following *Whole Foods*, twenty-five additional companies (seventeen of which were responding to NYC Systems-sponsored proposals) quickly submitted requests for no-action relief under the Rule. Each request unequivocally represented that at its upcoming annual meeting, the company would be submitting for shareowner approval its own resolution to provide for proxy access. (See relevant excerpts in Appendix B.)

Despite those public promises to the SEC and to investors that each company would be presenting a proxy access proposal, 13 of the 25 companies failed to present any company-sponsored proposal on proxy access. Indeed, in their opposition statements to shareowner proxy access resolutions, 11 of those 13 companies opposed and argued *against* the entire concept of proxy access in any form. Those opposition statements variously described any form of proxy access as being "unnecessary, disruptive and potentially destabilizing," "disruptive and harmful," having "significant adverse consequences," etc. (See Appendix C for a selection of excerpts from company proxy statements.)

The dramatic shift, from companies' public representations to their regulator that their boards have "determined to submit" purported "conflicting proposals" on proxy access, to not submitting any such proposal, coupled with their subsequent broad opposition to the very concept of proxy access, highlights a serious risk from a broad interpretation of "conflicting proposals" under the Rule: companies, by claiming an intention to submit a competing proposal that they otherwise had no intention to submit, could game the Rule to prevent votes on shareowner proposals that might garner very substantial majorities. We agree with Chair White's sentiment that gamesmanship should have no place in the process. That is particularly so when companies' sole

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[7] For purposes of consistency, Table 3 tabulates all vote percentages as the percentage of "yes" votes divided by votes cast. Italicized results denote majority-supported resolutions.

[8] Chair Mary Jo White, "A Few Observations on Shareholders in 2015." Tulane University Law School 27th Annual Corporate Law Institute New Orleans, Louisiana. March 19, 2015. http://www.sec.gov/news/speech/observations-on-shareholders-2015.html.

aim may be to block shareowners from providing information to management about their preferences on a precatory proposal.

Beyond Access: The Rule's Excessively Broad Impact Beyond Proxy Access

We note that the Division's historic interpretation of the Rule has impacted proposals on topics other than proxy access. For example, the Division has permitted companies to exclude proposals addressing clawback provisions and change-in-control severance agreements for future equity plans and awards, in cases where the company has sought shareowner approval on an executive plan on that year's proxy statement, even where no direct conflict exists.[9] Using the same analysis as for proxy access, a board-sponsored equity plan proposal does not "directly conflict" with a precatory shareowner proposal that requests *prospective* policy reforms to be implemented in a way that does not conflict with existing contracts, equity plans, or agreements. If shareowners approve both proposals, a board could readily understand that shareowners agree with the broad equity plan provisions as presented on the proxy, but also agree that *future* plans should incorporate the recommendations of the shareowner proposal. For that reason, too, a narrow interpretation of the Rule is warranted.

Conclusion: Towards a Workable Interpretation

The results of the 2015 proxy season have provided an unprecedented "real world" experiment on the extent to which a narrow application of the Rule going forward would achieve a proper balance, by precluding binding proposals calling for opposite results, but otherwise allowing shareowners to inform management as to their preferences. We submit that the above evidence supports the proposal that two proposals addressing similar topics, in which at least one proposal is not binding, would not result in directly conflicting proposals, would not generate ambiguity or difficulty in interpreting the results, and – crucially – would foreclose the temptation of gamesmanship which appeared to be at play early in the 2015 proxy season. Such a revised interpretation is permissible under *Perez*, and would facilitate the use of private ordering on matters of shareowner concern such as proxy access.

We appreciate the Division's consideration and would welcome the opportunity to discuss this further.

Sincerely,



Michael Garland

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[9] See *ConocoPhillips* (February 28, 2014), available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/amalgamatedbankconoco022814-14a8.pdf. See also *Boeing* (February 25, 2014), available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/nycemployeesboeingnew022514-14a8.pdf, reconsideration denied (March 14, 2014).

APPENDIX A: Vote Results on NYC Systems 2015 Proxy Access Proposals[10]

Company	2015 AGM	Shares For	Shares Against	Final Vote	Competing Proposal, Pre-emptive By-law, Other Notes
Apache Corp.	5/14/2015	290,383,343	22,799,745	92.72%	W/mgmt support
Republic Services	5/14/2015	258,439,973	29,041,192	89.90%	No board recommendation
Avon Products Inc.	5/6/2015	253,679,164	81,422,429	75.70%	
Visteon Corporation	6/11/2015	23,553,248	7,574,138	75.67%	21.15%
FirstEnergy Corp.	5/19/2015	226,599,452	90,710,293	71.41%	
Cloud Peak Energy Inc.	5/13/2015	32,254,575	13,095,864	71.12%	25.92%
Netflix, Inc.	6/9/2015	34,110,915	13,954,205	70.97%	
Hasbro Inc.	5/21/2015	70,669,231	32,315,904	68.62%	
Roper Technologies Inc.	5/29/2015	58,921,688	28,238,212	67.60%	
American Electric Power Co., Inc.	4/21/2015	220,571,175	107,900,329	67.15%	
Alpha Natural Resources, Inc.	5/21/2015	59,286,157	29,013,658	67.14%	
Nabors Industries Ltd.	6/2/2015	178,458,627	87,756,711	67.04%	
The AES Corporation	4/23/2015	411,136,143	208,374,419	66.36%	36.17%
EQT Corporation	4/15/2015	74,818,968	38,020,840	66.31%	
AvalonBay Communities Inc.	5/21/2015	73,485,204	39,628,900	64.97%	
Freeport-McMoRan Copper & Gold Inc.	6/10/2015	425,900,219	230,784,820	64.86%	
Duke Energy Corporation	5/7/2015	269,370,537	160,063,056	62.73%	
Marathon Oil Corporation	4/29/2015	321,394,551	191,118,775	62.71%	Enacted 5% bylaw (04/09/15)
Occidental Petroleum Corporation	5/1/2015	366,835,985	224,740,075	62.01%	
DTE Energy Company	5/7/2015	76,842,406	47,738,202	61.68%	
PPL Corporation	5/20/2015	299,445,495	188,042,670	61.43%	
Range Resources Corporation	5/19/2015	87,435,806	56,119,765	60.91%	
Anadarko Petroleum Corporation	5/12/2015	227,684,098	155,358,454	59.44%	
eBay Inc.	5/1/2015	544,459,733	371,585,696	59.44%	
Vertex Pharmaceuticals Incorporated	6/4/2015	126,418,279	89,918,865	58.44%	
Devon Energy Corporation	6/3/2015	164,798,024	118,618,598	58.15%	
Apartment Investment and Management Company	4/28/2015	74,776,090	54,847,692	57.69%	
CF Industries Holdings, Inc.	5/15/2015	20,943,385	15,575,541	57.35%	Enacted 5% bylaw (02/04/15)
Southwestern Energy Co.	5/19/2015	187,027,012	144,510,272	56.41%	
Cimarex Energy Co.	5/14/2015	42,120,311	32,835,128	56.19%	
Alliance Data Systems Corporation	6/3/2015	28,815,791	22,880,569	55.74%	
HCP, Inc.	4/30/2015	203,604,625	163,327,815	55.49%	Enacted 5% bylaw (02/08/15)
Chevron Corporation	5/27/2015	708,419,594	571,606,250	55.34%	
ConocoPhillips	5/12/2015	444,379,995	374,315,155	54.28%	
The Priceline Group Inc.	6/4/2015	23,288,596	20,103,340	53.67%	Enacted 5% bylaw (03/18/15)
Murphy Oil Corporation	5/13/2015	79,723,018	70,814,732	52.96%	
Hess Corporation	5/6/2015	119,517,383	114,398,657	51.09%	
EOG Resources, Inc.	4/30/2015	227,790,419	221,305,020	50.72%	Will enact 5% bylaw
Chipotle Mexican Grill, Inc.	5/13/2015	12,818,183	12,890,193	49.86%	34.71%
Exxon Mobil Corporation	5/27/2015	1,284,789,280	1,316,119,928	49.40%	
Pioneer Natural Resources Co.	5/20/2015	62,328,930	63,961,416	49.35%	Will enact 5% bylaw
Alexion Pharmaceuticals, Inc.	5/6/2015	87,188,567	89,946,367	49.22%	
Peabody Energy Corp.	5/4/2015	87,325,721	92,136,153	48.66%	
CONSOL Energy Inc.	5/6/2015	93,574,378	105,682,362	46.96%	
FleetCor Technologies, Inc.	6/10/2015	34,877,823	39,482,060	46.90%	
SBA Communications Corp.	5/21/2015	51,720,353	60,025,326	46.28%	51.65%
Southern Company	5/27/2015	260,446,276	303,750,942	46.16%	
VCA Inc.	4/16/2015	32,996,452	38,850,878	45.93%	
Cabot Oil & Gas Corporation	4/23/2015	160,149,721	193,704,930	45.26%	Enacted 5% bylaw (03/11/15)
New York Community Bancorp Inc.	6/3/2015	118,849,913	148,935,836	44.38%	Enacted 5% bylaw (03/17/15)
Exelon Corporation	4/28/2015	270,056,108	349,307,165	43.60%	52.58%
Level 3 Communications, Inc.	5/21/2015	127,494,852	164,923,459	43.60%	
Noble Energy, Inc.	4/28/2015	141,242,669	192,278,654	42.35%	
PACCAR Inc.	4/21/2015	126,433,775	174,847,968	41.97%	
NVR, Inc.	5/5/2015	1,533,810	2,161,770	41.50%	
Urban Outfitters Inc.	6/2/2015	47,743,389	69,758,730	40.63%	High inside ownership
Arch Coal Inc.	4/23/2015	36,747,909	64,548,909	36.28%	Enactud 5% bylaw (02/26/15)
Westmoreland Coal Co.	5/19/2015	4,888,986	8,765,664	35.80%	
Expeditors International of Washington Inc.	5/21/2015	53,626,528	99,456,162	35.03%	70.32%

[10] Appendix A includes all NYC Systems-sponsored proxy access proposals voted during 2015 for which companies have disclosed vote results to the SEC in filings as of June 16, 2015.

APPENDIX B: Excerpts from Select No-Action Requests

The following excerpts are taken from letters companies sent to the Securities and Exchange Commission requesting no-action relief to exclude a precatory shareowner proposal requesting that the board implement proxy access. In each, the companies unequivocally state their intent to include a board-sponsored resolution to implement a proxy access provision at the company's 2015 annual meeting.

> The Board ***has determined to submit a proposal to stockholders at the 2015 Annual Meeting*** with respect to proxy access for director nominations... (Alpha Natural Resources; emphasis added)[11]

> The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal ***to be submitted by the Company in the 2015 Proxy Materials***.... The Board has determined to submit a proposal to the Company's stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of a proxy access framework that would permit stockholders...(Conoco Phillips; emphasis added)[12]

> The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal.... It is anticipated that the Corporate Governance Committee of the Board will recommend that the Board submit a proposal to shareholders at the 2015 Meeting with respect to proxy access for director nominations (the "Company Proposal"). ...The specific text of the proposed Regulations amendments implementing the Company Proposal ***will be included in the Proxy Materials***... (FirstEnergy; emphasis added)[13]

> Cimarex Energy Co. (the "Company") ***intends to provide shareholders at its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") with the opportunity to vote on a Company-sponsored (and Board-recommended) "proxy access" proposal*** that would grant substantial, long-term shareholders with access rights to the Company's proxy statement and proxy card for eligible shareholder director nominations."... "The Company's Board ***plans to submit a Company-sponsored proposal at the 2015 Annual Meeting*** (the "Company Proposal") seeking shareholder approval of a proxy access framework..."....(Cimarex; emphasis added)[14]

> The Company believes that the Proposal may properly be excluded from the 2015

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[11] Alpha Natural Resources. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/nyccomptrollealpha020515-14a8.pdf.
[12] Conoco Phillips. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollerofthecitynyconoco020515-14a8.pdf.
[13] FirstEnergy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/nycremployeeretirementfirst020515-14a8.pdf.
[14] Cimarex. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercityofnewyorkcimarex020514-14a8.pdf.

Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.... The Board ***has determined to submit a proposal to the Company's stockholders at the 2015 Annual Meeting*** with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of a proxy access framework... (Peabody Energy; emphasis added)[15]

The Company believes that the Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal ***to be submitted by the Company in its 2015 Proxy Materials***... The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval... (Noble Energy; emphasis added)[16]

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[15] Peabody Energy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercityofnewyorstate020415-14a8.pdf.
[16] Noble Energy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercitynewyorknoble020515-14a8.pdf.

APPENDIX C: Excerpts from Company Proxies Opposing Proxy Access

The following is a non-exhaustive list of excerpts from companies that had initially disclosed their intent to include a board-sponsored proxy access resolution at their 2015 annual meetings in statements to the Securities and Exchange Commission, but subsequently opposed proxy access in any form in 2015 proxy materials.

> ***Allowing stockholders to nominate competing candidates for director in our proxy statement would usurp the role of the independent nominating and corporate governance committee*** and our board in one of the most crucial elements of corporate governance, the selection and nomination of directors....***Implementation of a Proxy Access Bylaw Could Have a Number of Other Significant Adverse Consequences*** (Alpha Natural Resources, Inc.; emphases added)[17]
>
> The Board recommends that you vote against this proposal because it ignores the effective voice stockholders already have, undercuts the critical role of the independent Committee on Directors' Affairs, and ***would introduce an unnecessary, disruptive and potentially destabilizing dynamic into the Board election process***. In short, the proposal advances a solution for a problem that does not exist at ConocoPhillips, and does so at the risk of considerable harm to our Company.... ***The Board believes that proxy access may have a number of significant adverse consequences and could harm our Company, Board and stockholders*** (Conoco Phillips; emphases added)[18]
>
> We believe that, because of their unique positions, ***the independent Corporate Governance Committee and your Board are better situated than individual investors or special interests groups*** to assess the particular qualifications of potential director nominees and to determine whether they will contribute to an effective and well-rounded Board that operates openly and collaboratively and represents the interests of all shareholders and not just those with special interests....***Unfettered proxy access would bypass and undermine our carefully designed director nominating process by placing directly into nomination candidates*** who may fail to satisfy your Company's independence or other qualifications or who may fail to contribute the needed experiences and perspectives to the mix on your Board....***Your Board also believes that replacing our current process with proxy access could be disruptive and harmful to the operations of your Board*** and, as a result, our shareholders by unnecessarily shifting the responsibility and expense of soliciting proxies for shareholders with special interests or short-term interests from such shareholders to your Company. (FirstEnergy Corporation; emphases added)[19]
>
> Allowing stockholders to use our proxy materials for contested director elections will not improve our corporate governance. Rather, ***proxy access could harm our Company***, our

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[17] Alpha Natural Resources, Inc. 2015 Annual Meeting Proxy.
http://www.sec.gov/Archives/edgar/data/1301063/000119312515124338/d885726ddef14a.htm.
[18] ConocoPhillips Corporation. 2015 Annual Meeting proxy.
http://www.sec.gov/Archives/edgar/data/1163165/000110465915023250/a15-7428_1def14a.htm.
[19] FirstEnergy Corporation. 2015 Annual Meeting Proxy.
http://www.sec.gov/Archives/edgar/data/1031296/000119312515115212/d853082ddef14a.htm.

Board and our stockholders... (Noble Energy, Inc.; emphasis added)[20]

The Board recommends that you vote against the Proponent's proposal ***because it ignores the effective voice shareholders already have and undercuts the critical role of, and protections afforded by, the independent Governance & Nominating Committee*** of the Board. (Kohl's Corporation; emphasis added)[21]

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[20] Noble Energy, Inc. 2015 Annual Meeting Proxy. http://www.sec.gov/Archives/edgar/data/72207/000007220715000018/nbl-2015proxydef.htm.
[21] Kohl's Corporation. 2015 Annual Meeting Proxy. http://www.sec.gov/Archives/edgar/data/885639/000119312515110272/d870201ddef14a.htm.

Hogan Lovells

Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(10)

December 23, 2015

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: NVR, Inc. (Commission File No. 001-12378) – Shareholder Proposal Submitted by the Comptroller of the City of New York

Ladies and Gentlemen:

On behalf of NVR, Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2016 annual meeting of shareholders (the "2016 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System and the New York City Police Pension Fund (collectively, the "Proponent"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2016 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence with the Proponent is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponent. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send to the company a copy of any correspondence the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponent that, if the Proponent elects to submit additional correspondence to the Commission or the staff relating to the Proposal, the Proponent should concurrently furnish a copy of that correspondence to the undersigned by e-mail.

The Company currently intends to print its 2016 proxy materials on March 15, 2016 and to file them with the Commission on or about March 22, 2016.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"RESOLVED: The specified subsections of Article III, Section 3.16 of the Corporation's Bylaws are hereby amended as follows:

(a) Delete "no more than twenty (20)."
(e) Replace "three (3) business days" with "five (5) business days."
(f) Replace "five percent (5%)" with "three percent (3%)"; delete "provided that the number of shareholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose;" and, in paragraph (vii), change "continue to own the Required Shares" to "remain a shareholder."

BASIS FOR EXCLUSION

We believe that the Proposal may be excluded from the 2016 proxy materials pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. As the Proponent acknowledges, the board of directors of the Company voluntarily amended the Company's bylaws on November 6, 2015 to enable eligible shareholders to nominate directors for inclusion in the Company's proxy statement. The newly adopted proxy access bylaw appears as Section 3.16 of the Company's bylaws ("Section 3.16"), which were filed as an exhibit to the Company's Quarterly Report on Form 10-Q on November 6, 2015 and are attached to this letter as *Exhibit B*.

Section 3.16 addresses a number of substantive and procedural aspects of proxy access, including the eligibility of a shareholder or group of shareholders to propose a nominee, the standards for determining whether and to what extent a shareholder "beneficially owns" the Company's capital stock, the information that must be provided to the Company by a nominator and a nominee, the ability of a nominator to submit a statement in support of a nominee, the minimum qualifications of nominees, procedures for submitting nominations, and the representations and undertakings that a nominator must make when proposing nominees, prioritization among competing nominators, and restrictions on renominations. These carefully balanced elements of Section 3.16 are set forth in 13 subsections comprising a total of approximately 3,600 words. The Proposal seeks to modify only a small number of details in Section 3.16 which the Proponent views as too "restrictive." As the staff has made clear in numerous no-action letters, however, a company may exclude a proposal if the Company has already addressed the underlying concerns and essential objectives of the proposal, even if the company's actions fall short of fully addressing every aspect of the proposal or impose additional requirements not contemplated by the proposal. Because Section 3.16 already provides to shareholders a meaningful right to proxy access, the Company believes that it has substantially implemented the Proposal and therefore may exclude it from the 2016 Proxy Materials under Rule 14a-8(i)(10).

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. In explaining the scope of a predecessor to Rule 14a-8(i)(10), which permitted exclusion of a proposal that had been rendered moot by management action, the Commission noted that the exclusion is "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). At one time, the staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the Commission recognized that the staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation of the rule to permit the omission of proposals that had been "substantially implemented." *See* Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (indicating that the staff's "previous formalistic application of the predecessor rule "defeated its purpose" because the interpretation allowed proponents to obtain a shareholder vote on an existing company policy by changing only a few words of the policy. The Commission later codified this revised interpretation in Exchange Act Release No. 40018 at n.30 (May 21, 1998). Under the current rule, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, they nonetheless may "compare favorably" with the requested actions. *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that asked the company to confirm the legitimacy of *all* current and future U.S.

employees, where the company had verified the legitimacy of *91%* of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal that the company adopt a standard for independence of the company's outside directors, where the company had adopted a standard that, unlike the one proposed, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions or achieving all of the objectives contemplated by the proposal.

With respect to proxy access, the staff has agreed that a company's adoption of a proxy access bylaw may substantially implement a shareholder-proposed bylaw even though the company's bylaw imposes procedural or other requirements not contemplated by the shareholder proposal. For example, in *General Electric Company* (avail. Mar. 3, 2015), the company received a shareholder proposal requesting that the board adopt a proxy access bylaw permitting a shareholder or group thereof that has beneficially owned 3% or more of the company's outstanding stock continuously for at least three years to nominate directors to be included in the company's proxy materials, so long as the number of shareholder-nominated candidates appearing in the company's proxy materials does not exceed 20% of the number of directors then serving. The staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw that, while consistent in most respects with the shareholder proposal (including the required ownership threshold and holding period), also imposed additional restrictions not contemplated by the proposal, including: (1) a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold; and (2) several additional representations or undertakings required to be made by the nominating shareholder, including that the shareholder (a) will not distribute to any shareholder any form of proxy for the annual meeting other than the form distributed by the company, (b) intends to continue to own the requisite number of shares through the date of the annual meeting and for at least one year following the meeting and (c) will indemnify and hold harmless the company and each of its directors, officers and employees against specified losses arising from nominations submitted by the shareholder.

The staff's position in *General Electric* is consistent with prior staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company has already provided for those rights on substantially similar terms but has imposed exceptions or limitations not contemplated by the shareholder proposal. In *General Dynamics Corp.* (avail. Feb. 6, 2009), for example, the staff allowed the company to exclude a proposal giving any shareholder or group of shareholders owning at least 10% of the company's stock the power to call a special meeting, where the company already adopted a special meeting bylaw allowing a single shareholder owning at least 10% of the company's stock to call a special meeting, but requiring any group of shareholders seeking to call a special meeting to own at least 25% of the company's stock. In *Bank of America Corp.* (avail. Dec. 15, 2010), the staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting, where the board had adopted a bylaw giving holders of at least 10% of the company's stock to call a special meeting but imposed additional requirements not outlined in the proposal. The additional requirements included, among others, that stockholders requesting a special meeting submit (a) a statement regarding the purpose of the meeting, signed by stockholders owning the requisite number of shares, as well as (b) documentary evidence of each such stockholder's record and beneficial ownership of the stock. Similarly, in *Chevron Corp.* (avail. Feb. 19, 2008) and *Citigroup Inc.* (avail. Feb. 12, 2008), the staff concurred that the company could exclude a special meeting shareholder proposal under Rule 14a-8(i)(10) because the company had adopted a provision allowing shareholders to call a special meeting unless, among other things, an annual or special meeting that included the matters proposed to be addressed at the special meeting had been held within the preceding 12 months. *See also Hewlett-Packard Co.* (avail. Dec. 11, 2007) (allowing exclusion of a proposal requesting that the board permit shareholders to call a special meeting where the company proposed to adopt a bylaw allowing shareholders to call a special meeting unless the board determined in good faith that the business specified in the shareholders' request had been addressed at a meeting within the past 12 months or would be addressed at an annual meeting within 90 days).

B. Section 3.16 Substantially Implements the Proposal

The letters cited above support the Company's view that Section 3.16 fully addresses the essential objectives of the Proposal by providing the Company's shareholders with meaningful proxy access. While the Proponent may prefer that certain provisions of Section 3.16 be less "restrictive," Rule 14a-8(i)(10) does not require a company to "fully effect" the actions contemplated by a shareholder proposal in order to exclude the proposal. Rather, as noted in the preceding section, a company's actions may be deemed to substantially implement a shareholder proposal even if they do not achieve all of the objectives of the proposal or impose limitations not contemplated by the proposal.

The Proponent seeks to modify Section 3.16 in only a few respects. As explained further below, these proposed modifications would not materially enhance the ability of the Company's shareholders to utilize proxy access.

1. *Ownership Threshold*

Section 3.16 currently requires that, for a shareholder or group of shareholders to be eligible to nominate directors for inclusion in the Company's proxy statement, the shareholder or group must have owned at least 5% of the Company's outstanding capital stock for at least three years prior to both the record date for the annual meeting and the date occurring seven days prior to the date of the nomination notice submitted to the Company. The Proposal would amend the ownership threshold from 5% to 3% of the Company's outstanding capital stock.

An ownership threshold of 5% is viewed by a substantial number of investors and the vast majority of issuers as a reasonable restriction on proxy access. In September 2015, Institutional Investor Services ("ISS") published the results of a survey in which investors (consisting of institutional investors, investment managers, asset managers, pension funds and other organizations representing an institutional investor perspective) and non-investors (consisting of corporate issuers, advisors to companies, academic researchers and others) were asked whether, if shareholders of a company were to approve a shareholder-proposed proxy access proposal (presumably providing for an ownership threshold of 3% or less, if any), the board's adoption of a proxy access proposal with an ownership threshold of 5% should be viewed as "sufficiently problematic to call into question the board's responsiveness and potentially warrant negative votes on directors." *See* 2015-2016 ISS Global Policy Survey – Summary of Results (Sept. 28, 2015). In response to the survey, 28% of investor respondents and 86% of non-investor respondents indicated that an ownership threshold not exceeding 5% should *not* be considered so problematic as to call into question the board's responsiveness. The Company therefore believes that the 5% ownership threshold included in Section 3.16 does not inhibit the achievement of the Proposal's objective of providing meaningful proxy access rights to the Company's shareholders.

In this regard, the Commission noted in its release adopting Rule 14a-11, which provided for a 3% ownership threshold, that "holdings aggregating 3% is achievable at many companies by a relatively small number of shareholders...[only] 31% of public companies have three or more holders with at least 1% share ownership." In considering whether to adopt a 5% threshold instead, the Commission said that "the data identify combinations involving five or fewer shareholders that add up to 5% or more as theoretically achievable in as few as 21% of public companies." The Company, in contrast, has 22 individual funds (held across 19 mutual fund families and excluding insiders) who own in excess of 1% of its outstanding capital stock. The Company also has three individual shareholders who each hold in excess of 5% of the Company's outstanding capital stock. As a result, utilization of proxy access by the Company's shareholders, based on a 5% threshold, is within easy reach of a significant number of the Company's shareholders. Section 3.16's ownership threshold therefore achieves the essential objectives of proxy access more than a 3% threshold would achieve those objectives at most other public companies. Taking the Company's circumstances into account, therefore, Section 3.16 should be deemed to "compare favorably" with the Proposal, even if it does not go as far as the requested actions. *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006); *Masco Corp.* (avail. Mar. 29, 1999).

2. *Aggregation Limit*

Section 3.16 currently limits the number of shareholders that may aggregate their holdings to satisfy the 5% ownership threshold to 20. The Proposal would eliminate this limitation. In *General Electric Company* (avail. Mar. 3, 2015), the staff agreed that a company-adopted bylaw that limited aggregation to 20 shareholders substantially implemented a shareholder-proposed proxy access bylaw that included no limit on aggregation. Further, the 2015-2016 ISS Global Policy Survey asked respondents whether they viewed "an aggregation limit of *fewer* than 20 shareholders" as problematic (they were not asked to consider an aggregation limit fixed at 20 shareholders, as in Section 3.16). A substantial minority (24%) of investor respondents and a substantial majority (77%) of non-investor respondents indicated that an aggregation limit of fewer than 20 shareholders was *not* problematic. The Company therefore believes that the aggregation limit included in Section 3.16 does not inhibit the achievement of the Proposal's objective of providing meaningful proxy access rights to the Company's shareholders.

3. *Recall Period for Counting Loaned Shares; Counting Funds Under Common Management and Investment Control; Continued Ownership of Required Shares*

Section 3.16 provides that (a) for purposes of the 5% ownership threshold, a shareholder shall be deemed to continue to own shares it has loaned to a third party so long as the shareholder may recall the loaned shares on no more than three business days' notice (the "recall period"), (b) for purposes of the 20-shareholder aggregation limit, groups of funds under common management and investment control shall be counted as a single investor, and (c) eligible shareholders shall be required to represent that they intend to continue to hold the required minimum number of shares for a period of one year after the annual meeting. The Proposal would (x) increase the recall period to five business days, (y) eliminate the provision that groups of funds under common management and investment control be counted as a single investor and (z) eliminate the requirement that eligible shareholders represent they intend to continue to hold the required minimum number of shares for the one-year period.

Each of the proposed modifications is immaterial and largely procedural in nature. Moreover, none of the provisions the Proponent seeks to modify was identified as a potentially "material" restriction on proxy access in the 2015-2016 ISS Global Policy Survey. The staff has generally agreed that a proposal will be deemed to have been substantially implemented even if the company, in addressing the subject matter of the proposal, imposes procedural requirements or limitations that are not contemplated by the shareholder proposal but are consistent with its underlying concerns and essential objectives. *See, e.g.*, *General Electric Company* (avail. Mar. 3, 2015); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); *Bank of America Corp.* (avail. Dec. 15, 2010); *General Dynamics Corp.* (avail. Feb. 6, 2009). None of the provisions that the Proposal seeks to modify inhibits the achievement of the Proposal's objective of providing meaningful proxy access rights to the Company's shareholders. Indeed, deleting the provision that groups of funds under common management and investment control should be counted as a single investor would leave the Company's bylaws silent with respect to the counting of funds under common control. The proposed revision therefore not only would lead to ambiguity, but could cause funds under common control to be counted as separate investors for purposes of the 20-shareholder aggregation limit, substantially impairing shareholders' ability to utilize proxy access.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(10). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5737. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at alan.dye@hoganlovells.com.

Sincerely,



Alan L. Dye

Enclosures

cc: Scott M. Stringer (Comptroller, City of New York)
James M. Sack (NVR, Inc.)
Gene Bredow (NVR, Inc.)

Exhibit A

Copy of the Proposal and Related Correspondence



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

November 16, 2015

Mr. James M. Sack
Corporate Secretary and General Counsel
NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, VA 20190

Dear Mr. Sack:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, and the New York City Police Pension Fund (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of NVR, Inc. common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve proxy access bylaw amendments that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,

Michael Garland
Enclosures

RESOLVED: The specified subsections of Article III, Section 3.16 of the Corporation's Bylaws are hereby amended as follows:

(a) Delete "no more than twenty (20)."

(e) Replace "three (3) business days" with "five (5) business days."

(f) Replace "five percent (5%)" with "three percent (3%)"; delete "provided that the number of shareholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose;" and, in paragraph (vii), change "continue to own the Required Shares" to "remain a shareholder."

SUPPORTING STATEMENT

NVR's recently enacted proxy access bylaw is effectively unusable by all but NVR's largest shareholders. Among other onerous provisions, it requires 5% share ownership by the nominating shareholder(s) and limits the number of shareholders (to 20) that can aggregate shares to satisfy the ownership requirement.

In contrast, the SEC, following extensive analysis when enacting its since-vacated proxy access Rule, concluded that (a) a 5% ownership threshold "may not be consistently and realistically viable, even by shareholder groups," and so set a 3% threshold, and (b) rejected a limit on the size of the shareholder group.

Based on public filings by NVR shareholders, it appears impossible to form a group of just 20 qualifying shareholders, excluding insiders, with 5% ownership unless one or more of the 20 largest beneficial owners of NVR shares joined in. NVR's bylaw could thus deprive all shareholders of the ability to vote for alternate nominees on its proxy card.

Moreover, NVR's group size limit is even more restrictive that it may appear because, under its bylaw, mutual fund families and public pension systems that are under common management, but under the investment control of each fund's respective board, would be counted as multiple shareholders. See NVR bylaws at:
http://www.sec.gov/Archives/edgar/data/906163/000156459015009895/nvr-ex31_451.htm

The proposed amendments would lower from 5% to 3% the ownership requirement, eliminate the limit of 20 on shareholders aggregating shares, and increase from 3 days to 5 days the recall period required to count loaned shares as eligible. They also change Section 3.16(f)(vii) because long-term investors whose shareholdings may fluctuate because they (a) hold indexed shares and/or (b) delegate discretionary investment authority to external managers, could not readily represent that they will still own all Required Shares one year after the annual meeting.

We believe viable proxy access will enhance shareholder value. A 2014 CFA Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed amendments are consistent with the SEC's vacated proxy access Rule (https://www.sec.gov/rules/final/2010/33-9136.pdf); and the Council of Institutional Investors' "Proxy Access: Best Practices" (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf).

Through November 2015, more than 70 companies have proxy access bylaws for 3% shareholders.

We urge shareholders to vote FOR this proposal.



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 16, 2015

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from September 30, 2014 through today as noted below:

Security: NVR, Inc.

Cusip: 62944T105

Shares: 3,982.00

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA. 02169
Telephone: (617) 784-6378
Facsimile (617) 786-2211

dfarrell@statestreet.com

November 16, 2015

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from September 30, 2014 through today as noted below:

Security: NVR, Inc.

Cusip: 62944T105

Shares: 1,459.00

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 16, 2015

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from September 30, 2015 through today as noted below:

Security: NVR, Inc.

Cusip: 62944T105

Shares: 7,882.00

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET

Derek A. Farrell
Asst Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA 02169
Telephone (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

November 16, 2015

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from September 30, 2014 through today as noted below:

Security: NVR, Inc.

Cusip: 62944T105

Shares: 5,718.00

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exhibit B

Copy of the Bylaws of NVR, Inc.

EX-3.1 2 nvr-ex31_451.htm EX-3.1

Exhibit 3.1

NVR, INC.
BYLAWS
Adopted
as of
September 30, 1993
(and amended as of November 6, 2015)

TABLE OF CONTENTS

	Page
ARTICLE I CORPORATE OFFICE	1
1.01 Registered Office	1
1.02 Other Offices	1
ARTICLE II MEETING OF SHAREHOLDERS	1
2.01 Annual Meetings	1
2.02 Place	1
2.03 Notice	1
2.04 Matters to be Considered at Annual Meeting	2
2.05 Special Meetings	2
2.06 Quorum	2
2.07 Voting	3
2.08 Proxies	3
2.09 Fixing Record Date	3
2.10 Conduct of Meetings	4
2.11 Action Without Meeting	4
2.12 Shareholders' List for Meeting	4
ARTICLE III DIRECTORS	4
3.01 Powers	4
3.02 Composition of the Board of Directors	4
3.03 Director Nominations	4
3.04 Election and Term of Office	5
3.05 Vacancies	5
3.06 Resignation and Removal of Directors	6
3.07 Place of Meetings	6
3.08 Regular Meetings	6
3.09 Special Meetings — Call and Notice	6
3.10 Meetings by Telephone	6
3.11 Quorum; Vote	7
3.12 Presumption of Assent	7
3.13 Board Action Without a Meeting	7
3.14 Advisors	7
3.15 Compensation	7
3.16 Proxy Access	7
ARTICLE IV COMMITTEES	11
4.01 Standing Committees	11
4.02 Other Committees	11
4.03 Committee Authority	11
4.04 Conduct of Meetings	12
ARTICLE V OFFICERS	12
5.01 Required Officers; Other Officers	12
5.02 Appointment and Term of Office	12
5.03 Resignation and Removal of Officers	12
5.04 Compensation of Officers	12
ARTICLE VI SHARE PROVISIONS	12
6.01 Issuance of Shares	12
6.02 Liability for Shares Issued before Payment	13
6.03 Certificates Evidencing Shares	13
6.04 Transfers of Stock	13
6.05 Regulations	13
6.06 Lost, Stolen, Destroyed, or Mutilated Certificates	13
ARTICLE VII MISCELLANEOUS	13
7.01 Corporate Records	13
7.02 Corporate Seal	14
7.03 Fiscal Year	14
7.04 Contracts, Checks, Notes and Drafts	14
7.05 Transactions with Affiliates	14
ARTICLE VIII AMENDMENT OF BYLAWS	14

BYLAWS
OF
NVR, INC.

ARTICLE I
CORPORATE OFFICE

1.01 Registered Office.

The address of the registered office of the corporation shall be 8270 Greensboro Drive, Suite 810, McLean, Virginia 22102 and the registered agent at such address shall be James M. Sack.

1.02 Other Offices.

The corporation may also have other offices at such locations both within and without the Commonwealth of Virginia as the Board of Directors may from time to time determine or as the business of the corporation may require.

ARTICLE II
MEETING OF SHAREHOLDERS

2.01 Annual Meetings.

Annual meetings of shareholders shall be held within five months after the end of the corporation's fiscal year, or such other time as may be determined by the Board of Directors, at such plans, date and hour as shall be designated from time to time by the Board of Directors and stated in a notice of the meeting or a duly executed waiver of notice thereof.

2.02 Place.

All meetings of shareholders shall be held in the County of Fairfax, in the Commonwealth of Virginia or at such other place within or without Virginia as may be designated for that purpose from time to time by the Board of Directors and stated in the notice of the meeting or a duly executed waiver of notice thereof.

2.03 Notice.

(a) The corporation shall notify shareholders of the date, time and place of each annual and special shareholders' meeting. Such notice shall be given no less than ten (10) or more than sixty (60) days before the meeting date, except that notice of a shareholders' meeting to act on an amendment of the Articles of Incorporation, a plan of merger or share exchange, a proposed sale of assets which must be approved by the shareholders, or the dissolution of the corporation shall be given not less than twenty-five (25) nor more than sixty (60) days before the meeting date. Unless otherwise required by the Articles of Incorporation or by law, the corporation is required to give notice only to shareholders entitled to vote at the meeting.

(b) Unless otherwise required by the Articles of Incorporation or by law, notice of an annual meeting need not state the purpose or purposes for which the meeting is called. Notice of a special meeting shall state the purpose or purposes for which the meeting is called.

(c) If an annual or special meeting is adjourned to a different date, time or place, notice need not be given if the new date, time or place is announced at the meeting before adjournment. If a new record date for the adjourned meeting is fixed as specified in Section 2.09 of these Bylaws or by law, however, notice of the adjourned meeting shall be given to persons who are shareholders as of the new record date

(d) Notwithstanding the foregoing, no notice of a shareholders' meeting need be given to a shareholder if (i) an annual report and proxy statements for two consecutive annual meetings of shareholders or (ii) all, and at least two, checks in payment of dividends or interest on securities during a twelve-month period, have been sent by first-class United States mail, addressed to the shareholder at his or her address as it appears on the share transfer books of the corporation, and returned undeliverable. The obligation of the corporation to give notice of shareholders' meetings to any such shareholder shall be reinstated once the corporation has received a new address for such shareholder for entry on its share transfer books.

2.04 Matters to be Considered at Annual Meeting.

(a) At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the annual meeting (i) pursuant to the notice of meeting delivered to shareholders in accordance with Section 2.03 of this Article II, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 2.04 and at the time of the annual meeting, who is entitled to vote at the annual meeting and who complied with the notice procedures set forth in this Section 2.04. For business (other than nomination of a candidate for director, which shall be governed by Sections 3.03 or 3.16 of these Bylaws, as applicable) to be properly brought before an annual meeting by a shareholder pursuant to clause (iii) of the preceding sentence, the shareholder must have given timely notice thereof in writing to the Secretary of the corporation. To be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for such annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for such annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for such meeting is first made by the corporation. The public announcement of a postponement or adjournment of an annual meeting shall not commence a new time period for the giving of a shareholder's notice as described above.

(b) A shareholder's notice must contain, as of the date of its delivery to the Secretary of the corporation: (i) the name and address of the shareholder delivering the notice, as they appear on the corporation's stock transfer books, and the name and address (if different) of any beneficial owner(s) on whose behalf the proposal is made; (ii) the class and number of shares of stock of the corporation that are owned beneficially and of record by the shareholder and any such beneficial owner; (iii) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the annual meeting to introduce the business specified in the notice; and (iv) a description in reasonable detail of the business proposed to be brought before the annual meeting, including the complete text of any resolutions to be presented at the annual meeting, the reasons for conducting the proposed business at the annual meeting, and any material interest in the proposed business of the shareholder and any beneficial owner, including any anticipated benefit to the shareholder or beneficial owner.

(c) The presiding officer of the annual meeting shall have the discretion to declare at the annual meeting that any business proposed by a shareholder to be considered at the annual meeting is out of order and shall not be transacted at the annual meeting if the presiding officer concludes that (i) the matter has been proposed in a manner inconsistent with this Section 2.04 (or, with respect to nomination of a candidate for director, Section 3.03 or 3.16 of these Bylaws, as applicable), or (ii) the subject matter of the proposed business is inappropriate for consideration at the annual meeting.

(d) For purposes of this Section 2.04, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

(e) Notwithstanding the foregoing provisions of this Section 2.04, a shareholder shall also comply with all applicable requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and the rules and regulations thereunder with respect to matters set forth in this Section 2.04. Nothing in this Section 2.04 shall affect any rights of shareholders to request inclusion of proposals in the corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act.

2.05 Special Meetings.

Special meetings of shareholders may be called by a majority of the entire Board of Directors. No other person shall be entitled to call a special meeting. Only business within the purpose or purposes described in the meeting notice may be conducted at a special shareholders' meeting.

2.06 Quorum.

Action may be taken at a meeting of shareholders with respect to any matter only if a quorum exists with respect to each voting group entitled to vote separately with respect to such matter. Unless more than one voting group is entitled to vote separately with respect to a matter, and unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on such matter shall constitute a quorum with respect to such matter. If more than one voting group is entitled to vote separately on such matter, unless provided otherwise by the Articles of Incorporation or by law, presence in person or by proxy of the holders of record of shares representing a majority of the votes entitled to be cast on the matter by each voting group constitutes a quorum of that voting group for action on that matter. Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting unless a new record date is or shall be set for the adjourned meeting. Holders of shares representing less than a quorum may adjourn a meeting.

2.07 Voting.

(a) Unless provided otherwise by the Articles of Incorporation or by law, each outstanding share, regardless of class, is entitled to one vote on each matter voted on at a shareholders' meeting. Unless the Articles of Incorporation provide otherwise, in the election of directors each outstanding share, regardless of class, is entitled to one vote for as many persons as there are directors to be elected at that time and for whose election the shareholder has a right to vote.

(b) If the name signed on a vote, consent, waiver or proxy appointment corresponds to the name of a shareholder of record, the corporation, if acting in good faith, is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder. If the name signed on a vote, consent, waiver or proxy appointment does not correspond to the name of a shareholder of record, the corporation, if acting in good faith, is nevertheless entitled, but is not required, to accept the vote, consent, waiver or proxy appointment and give it effect as the act of the shareholder to the full extent permitted by law. The corporation is entitled to reject a vote, consent, waiver or proxy appointment if the Secretary or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature on it or about the signatory's authority to sign for the shareholder.

(c) If a quorum exists, action on a matter, other than the election of directors or amendment of these Bylaws in accordance with Article VIII, by any voting group is approved if the votes cast within such voting group favoring the action exceed the votes cast within such voting group opposing the action, unless a greater number of affirmative votes is required by law, the Articles of Incorporation or these Bylaws. If the Articles of Incorporation or law provides for voting only by a single voting group on a matter, action on that matter is taken when voted upon by that voting group as provided in this Section 2.07 or by law or these Bylaws. If the Articles of Incorporation or law provides for voting by two or more voting groups on a matter, action on that matter is taken only when voted upon by each of those voting groups counted separately as provided in this Section 2.07 or by law. Action may be taken by one voting group on a matter even though no action is taken by another voting group entitled to vote on the matter.

(d) As provided in the Articles of Incorporation, each director shall be elected by a majority of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present; provided that if the number of nominees exceeds the number of directors to be elected, each director shall be elected by a plurality of the votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. For purposes of this Section 2.07(d), a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of shares voted "against" that director.

2.08 Proxies.

A shareholder may vote the shares held in person or by proxy. A shareholder may appoint a proxy to vote or otherwise act for him by signing an appointment form, either personally or by his attorney-in-fact. An appointment of a proxy is effective when received by the Secretary or other officer or agent authorized to tabulate votes. An appointment is valid for eleven (11) months unless a longer period is expressly provided in the appointment form. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest. An irrevocable appointment is revoked when the interest with which it is coupled is extinguished. The death or incapacity of the shareholder appointing a proxy does not affect the right of the corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment. Subject to any express limitation on the proxy's authority appearing on the face of the appointment form and other limitations provide by law, the corporation is entitled to accept the proxy's vote or other action as that of the shareholder making the appointment.

2.09 Fixing Record Date.

The Board of Directors may fix a future date as the record date for one or more voting groups in order to make a determination of shareholders for any purpose. The record date may not be more than 70 days before the meeting or action requiring a determination of shareholders. A determination of shareholders entitled to notices of or to vote at a shareholders' meeting is effective for any adjournment of the meeting unless the Board of Directors fixes a new record date, which it shall do if the meeting is adjourned to a date more than 120 days after the date fixed for the original meeting.

2.10 Conduct of Meetings.

The Chairman of the Board, if any, shall preside over all meetings of the shareholders as chairman of the meeting. In the absence of the Chairman of the Board, the Vice Chairman of the Board, if any, or in his absence the Chief Executive Officer or, in his absence the President, or in his absence a Vice President, or in the absence of any such officer a person designated by the Board of Directors, or in the absence of any such person a chairman chosen at the meeting shall preside over the meeting. The Secretary of the corporation shall act as secretary of all the meetings if he is present. If the Secretary is not present, the chairman shall appoint a secretary of the meeting. The chairman of the meeting may appoint one or more inspectors of election to determine the qualification of voters, the validity of proxies, and the results of ballots.

2.11 Action Without Meeting.

Action required or permitted to be taken at a shareholders' meeting may be taken without a meeting and without action by the Board of Directors if the action is taken by all the shareholders entitled to vote on the action in the manner provided in the Virginia Stock Corporation Act.

2.12 Shareholders' List for Meeting.

(a) The officer or agent having charge of the share transfer records of the corporation shall make, at least ten (10) days before each meeting of shareholders, a complete list of the shareholders entitled to vote at such meeting or any adjournment thereof, with the address of and the number of shares held by each. The list shall be arranged by voting group and within each voting group by class or series of shares. For a period of ten (10) days prior to the meeting, the list of shareholders shall be kept on file at the registered office of the corporation or at its principal office or at the office of its transfer agent or registrar and shall be subject to inspection by any shareholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder during the whole time of the meeting for the purposes thereof. The original share transfer records shall be prima facie evidence as to who are the shareholders entitled to examine such list or transfer records or to vote at any meeting of shareholders.

(b) If the requirements of this action have not been substantially complied with, the meeting shall, on the demand of any shareholder in person or by proxy, be adjourned until the requirements are complied with. Refusal or failure to prepare or make available the shareholders' list does not affect the validity of action taken at the meeting prior to the making of any such demand, but any action taken by the shareholders after the making of any such demand shall be invalid and of no effect.

ARTICLE III
DIRECTORS

3.01 Powers.

All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the Board of Directors, subject to any limitation set forth in the Articles of Incorporation.

3.02 Composition of the Board of Directors.

The Board of Directors shall consist of no less than seven directors and no more than thirteen directors, as determined by the Board of Directors from time to time by resolution. The majority of the directors shall be independent directors. For purposes of these Bylaws, "independent director" shall mean a director who is "independent" under the listing standards of any national securities exchange upon which the corporation's shares are listed (but not the listing standards relating to the independence of the members of audit committees). The Board, acting in good faith, shall determine whether a director is an independent director, and shall have the exclusive right and power to interpret and apply the provisions of this Section 3.02. The validity of any action taken by the Board shall not be affected by the failure to have a majority of independent directors or by the existence of a vacancy at the time such action was taken.

3.03 Director Nominations.

(a) Nomination of candidates for election as directors of the corporation at any annual or special meeting of shareholders may be made (i) pursuant to the corporation's notice of meeting, (ii) by, or at the direction of, the Board of Directors or (iii) by any shareholder of the corporation who was a shareholder of record both at the time of giving notice provided for in this Section 3.03 and at the time of the applicable meeting, who is entitled to vote at the applicable meeting and who complied with the notice procedures set forth in this Section 3.03 (and, in the case of a special meeting, provided that the Board of Directors has determined that directors shall be elected at such special meeting). Only persons nominated in accordance with the procedures set forth in this Section 3.03 or Section 3.16 shall be eligible for election as directors at an annual or special meeting of shareholders. Nominations other than those made by, or at the direction of, the Board of Directors shall be made pursuant to timely notice in writing to the Secretary of the corporation as set forth in this Section 3.03. The public announcement of a postponement or adjournment of an annual or special meeting to a later date or time shall not commence a new time period for the giving of a shareholder's notice pursuant to any provision of this Section 3.03.

(b) With respect to an annual meeting, to be timely, a shareholder's notice (other than a notice pursuant to Section 3.16 of these Bylaws) must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting and not later than the close of business on the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting; provided, however, that in the event that no annual meeting was held in the preceding year or the date of the mailing of the notice for the current year's annual meeting is advanced or delayed by more than 30 days from the first anniversary of the date of mailing of the notice for the preceding year's annual meeting, notice by the shareholder, to be timely, must be so delivered not earlier than the close of business on the 120th day prior to the date of mailing of the notice for the annual meeting and not later than the close of business on the later of the 90th day prior to the date of mailing of the notice for the annual meeting or the 10th day following the day on which public announcement of the date of mailing of the notice for the meeting is first made by the corporation.

(c) With respect to a special meeting, to be timely, a shareholder's notice must be given, either by personal delivery or by United States certified mail, postage prepaid, and received at the principal executive offices of the corporation not earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and the nominees proposed by the Board of Directors to be elected at such meeting.

(d) The shareholder's notice required by this Section 3.03 shall set forth, as of the date of delivery of the notice to the Secretary of the corporation (i) as to each person whom the shareholder proposes to nominate for election or re-election as a director: (1) the nominee's name, age, business address and residence address; (2) the nominee's principal occupation or employment; (3) the class and number of shares of the corporation's stock owned beneficially or of record by the nominee on the date of the shareholder's notice; (4) any other information relating to the nominee that would be required to be disclosed in a proxy statement soliciting proxies to elect the nominee pursuant to Regulation 14A under the Exchange Act, or any successor provision, and the nominee's written consent to be named in the proxy statement as a nominee and to serve as a director if elected; and (5) a statement whether such person intends to comply with the Board's corporate governance policies with respect to director resignations; and (ii) as to the shareholder giving the notice and each beneficial owner, if any, on whose behalf the nomination is made: (1) the name and address of the shareholder, as they appear on the corporation's stock transfer books, and name and address, if different, of such beneficial owner; (2) the class and number of shares of stock of the corporation that are owned beneficially or of record by the shareholder or beneficial owner; (3) a representation that the shareholder is a shareholder of record and intends to appear in person or by proxy at the meeting to nominate the person of persons specified in the notice; and (4) a description of all arrangements or understandings between the shareholder or beneficial owner and each nominee pursuant to which the nomination or nominations are to be made by the shareholder.

(e) For purposes of this Section 3.03, (i) the "date of mailing of the notice" means the date of the proxy statement for the solicitation of proxies for election of directors and (ii) "public announcement" means disclosure either (1) in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service, or in a press release transmitted to the principal securities exchange on which the corporation's common stock is traded, or (2) in a document filed by the corporation with the United States Securities and Exchange Commission.

3.04 Election and Term of Office.

Except as provided in the Articles of Incorporation and Section 3.05 of these Bylaws, directors shall be elected at the annual meeting of shareholders (or at any special meeting in lieu thereof). The terms of all directors shall expire at the next annual meeting of shareholders following their election, or upon their earlier death, resignation or removal. Despite the expiration of a director's term, the director shall continue to hold office until a successor is elected and qualifies or until there is a decrease in the number of directors. A decrease in the number of directors shall not shorten an incumbent director's term. No individual shall be named or elected as a director without his prior consent.

3.05 Vacancies.

Unless the Articles of Incorporation provide otherwise, if a vacancy occurs on the Board of Directors, including a vacancy resulting from an increase in the number of directors, the shareholders may fill the vacancy, or a majority of the entire Board of Directors then in office, upon recommendation of the Nominating Committee, may fill the vacancy, or if the directors remaining in office constitute fewer than a quorum, they may fill the vacancy by the affirmative vote of a majority of directors remaining in office. Unless the Articles of Incorporation provide otherwise, if the vacant office was held by a director elected by a voting group of shareholders, only the holders of that voting group are entitled to vote to fill the vacancy if it is to be filled by the shareholders. A vacancy that will occur at a specific later date may be filled before the vacancy occurs but the new director may not take office until the vacancy occurs.

3.06 Resignation and Removal of Directors.

(a) A director may resign at any time by delivering written notice to the Board of Directors, the Chairman, the Chief Executive Officer, the President, or the Secretary. A resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date, the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor will not take office until the effective date of the resignation.

(b) A director may be removed only for cause, as defined in the Articles of Incorporation, by the shareholders at a meeting (which may be an annual meeting or a special meeting) of the shareholders held in accordance with these Bylaws. The notice for such meeting must state that the purpose, or one of the purposes of the meeting is the removal of such director, specify the alleged grounds for such removal, and include any statement that such director provides in response to such allegations. If a director has been elected by a voting group of shareholders, only the shareholders of that voting group may participate in the vote to remove him. Unless the Articles of Incorporation require a greater vote, a director may be removed if the number of votes cast to remove him constitutes a majority of the votes entitled to be cast at an election of directors of the voting group or voting groups by which such director was elected.

3.07 Place of Meetings.

The Board of Directors may hold regular or special meetings in or out of the Commonwealth of Virginia.

3.08 Regular Meetings.

Unless the Articles of Incorporation provide otherwise, regular meetings of the Board of Directors may be held, without notice of the date, time, place, or purpose of the meeting, as may be designated from time to time by resolution of the Board.

3.09 Special Meetings — Call and Notice.

(a) Special meetings of the Board of Directors may be called at any time by the Chairman of the Board or, if the Chairman is absent or unable or unwilling to act, the Chief Executive Officer, or if the Chief Executive Officer is absent or unwilling or unable to act, the President (if the President is a director) or the Secretary or three or more directors. Notice of any special meeting shall be given to each director at least 24 hours prior thereto either personally or by telephone, telegram or facsimile transmission, at least 48 hours prior to the meeting by overnight air courier, or at least five days prior thereto by mail, addressed to such director at his address as it appears in the records of the corporation. Such notice shall be deemed to be delivered when sent by facsimile transmission to the facsimile number of a director appearing in the corporation's records, or when delivered to the telegraph company if sent by telegram, or when given to the air courier company, or when deposited in the United States mail so addressed, with postage thereon prepaid. The notice need not describe the purpose of the special meeting unless required by the Articles of Incorporation.

(b) A director may waive any notice required by these Bylaws, the Articles of Incorporation, or law before or after the date and time stated in the notice for a meeting, and such waiver shall be equivalent to the giving of such notice. Except as provided in the next sentence, the waiver shall be in writing, signed by the director entitled to notice, and filed with the minutes or corporate records. A director's attendance at or participation in a meeting waives any required notice to such director of the meeting, unless the director at the beginning of the meeting or promptly upon his arrival objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to action taken at the meeting.

3.10 Meetings by Telephone.

Unless the Articles of Incorporation provide otherwise, the Board of Directors may permit any or all directors to participate in a regular or special meeting by, or conduct the meeting through the use of any means of communication by which all directors participating may simultaneously hear each other during the meeting. A director participating in a meeting by this means is deemed to be present in person at the meeting.